COL Capital Limited

(Incorporated in Bermuda with limited liability)

Exemption No.: 82-03654

20 June, 2007

The U.S. Securiti[redacted]
450 Fifth Street, N
Room 3099
Office of Internati
Mail Stop 3-7
Washington, D.C. 2...
U.S.A.

By Courier

Dear Sirs

COL CAPITAL LIMITED

We furnish herewith the following documents issued by COL Capital Limited, a company incorporated in Bermuda, pursuant to Rule 12g3-2(b)(iii) under the Securities and Exchange Act of 1934 for your kind attention:

1. Announcement dated 13th September 2006 published in The Standard (in English) and Hong Kong Economic Times (in Chinese) relating to the announcement of interim results for the six months ended 30th June 2006;

2. Announcement dated 16th October 2006 published in The Standard (in English) and Hong Kong Economic Times (in Chinese) relating to an announcement regarding change of directors;

3. Announcement dated 28th November 2006 published in The Standard (in English) and Hong Kong Economic Times (in Chinese) relating to an announcement regarding discloseable transaction;

4. Announcement dated 19th January 2007 published in The Standard (in English) and Hong Kong Economic Times (in Chinese) relating to a further announcement regarding an update on the announcement of the Company dated 28th November 2006;

5. Announcement dated 19th April 2007 published in The Standard (in English) and Hong Kong Economic Times (in Chinese) relating to the announcement of results for the year ended 31st December 2006;

6. Announcement dated 30th April 2007 published in The Standard (in English) and Hong Kong Economic Times (in Chinese) relating to the Notice of Annual General Meeting;

7. Announcement dated 14th May 2007 published in The Standard (in English) and Hong Kong Economic Times (in Chinese) relating to an announcement regarding discloseable transaction;

8. 3 sets of circulars dated 19th December 2006, 5th February 2007 and 4th June 2007;

9. 2 copies of 2006 Annual Report; and

10. 2 copies of 2006 Interim Report.

dlw 6/25

…../P.2

中國網絡資本有限公司
香港灣仔駱克道333號中國網絡中心47字樓
47/F, China Online Centre, 333 Lockhart Road, Wan Chai, Hong Kong SAR
電話 Telephone: (852) 3102-8500 傳真 Fax: (852) 2961-3500

AF/el/07126L

The U.S. Securities and Exchange Commission

Parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the duplicate copy of this letter to us.

Yours faithfully
For and on behalf of
COL Capital Limited

Fung Ching Man, Ada
Company Secretary

Encls.

(Page 1)

COL Capital Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 383)
(website: http://www.colcapital.com.hk)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006 together with the comparative figures for the corresponding period in 2005 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" and by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

	NOTES	Six months ended 30.6.2006 *HK$'000* (unaudited)	30.6.2005 *HK$'000* (unaudited)
Turnover	3	543,808	84,413
Cost of sales		(389,508)	(59,586)
Gross profit		154,300	24,827
Net gain on investments	4	481,633	21,805
Other income		9,041	2,968
Gain on disposal of an associate		1,740	–
Distribution costs		(2,424)	(3,795)
Administrative expenses		(23,646)	(8,507)
Other expenses		(4,423)	(682)
Finance costs	5	(3,225)	(2)
Profit before taxation		612,996	36,614
Tax charge	6	(9,600)	(116)
Profit for the period	7	603,396	36,498
Attributable to:			
Equity holders of the Company		603,396	36,498
Minority interests		–	–
		603,396	36,498
Dividends	8		
– Final dividend paid		11,422	12,070
– Interim dividend proposed		2,856	3,018
Basic earnings per share	9	HK$2.06	HK$0.12

	As at 30.6.2006 *HK$'000* (unaudited)	As at 31.12.2005 *HK$'000* (audited)
Capital and reserves		
Share capital	2,856	2,975
Reserves	2,123,183	1,281,957
Equity attributable to equity holders of the Company	2,126,039	1,284,932
Minority interests	16,798	16,798
Total equity	2,142,837	1,301,730
Non-current liability		
Deferred tax liability	–	5,391
	2,142,837	1,307,121

Notes:

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2005.

In the current period, the Group has applied, for the first time, a number of new standards, amendments and interpretations issued by the HKICPA that are effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006 respectively. The adoption of the new HKFRSs has had no material effect on how the Group's results for the current and/or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

Potential impact arising from the recently issued new accounting standards

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the condensed consolidated financial statements of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) - INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[2]
HK(IFRIC) - INT 8	Scope of HKFRS 2[2]
HK(IFRIC) - INT 9	Reassessment of embedded derivatives[3]

[1] Effective for accounting periods beginning on or after 1 January 2007.
[2] Effective for accounting periods beginning on or after 1 March 2006.

	Notes		
Attributable to:			
Equity holders of the Company		603,396	36,498
Minority interests		–	–
		603,396	36,498
Dividends	8		
– Final dividend paid		11,422	12,070
– Interim dividend proposed		2,856	3,018
Basic earnings per share	9	HK$2.06	HK$0.12

CONDENSED CONSOLIDATED BALANCE SHEET

	NOTES	As at 30.6.2006 *HK$'000* (unaudited)	As at 31.12.2005 *HK$'000* (audited)
Non-current assets			
Investment properties		55,619	136,526
Property, plant and equipment		4,229	51,825
Prepaid lease payments		2,453	2,483
Interest in an associate		–	–
Available-for-sale investments		441,391	171,633
Loan notes		49,576	86,805
		553,268	449,272
Current assets			
Inventories held for sale – finished goods		8,903	1,495
Investments held for trading		1,504,099	886,464
Amount due from a minority shareholder		–	4,805
Debtors, deposits and prepayments	*10*	31,299	12,501
Loan receivables		101,219	74,429
Pledged bank deposits		10,702	10,526
Bank balances and cash		56,899	16,819
		1,713,121	1,007,039
Assets classified as held for sale		134,422	–
		1,847,543	1,007,039
Current liabilities			
Creditors and accrued charges	*11*	10,482	41,176
Customers' deposits and receipts in advance		11,138	2,713
Other borrowings		162,404	100,986
Taxation payable		13,915	4,315
		197,939	149,190
Liabilities associated with assets classified as held for sale		60,035	–
		257,974	149,190
Net current assets		1,589,569	857,849
Total assets less current liabilities		2,142,837	1,307,121

Potential impact arising from the recently issued new accounting standards

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the condensed consolidated financial statements of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[2]
HK(IFRIC) – INT 8	Scope of HKFRS 2[3]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[4]

[1] Effective for accounting periods beginning on or after 1 January 2007.
[2] Effective for accounting periods beginning on or after 1 March 2006.
[3] Effective for accounting periods beginning on or after 1 May 2006.
[4] Effective for accounting periods beginning on or after 1 June 2006.

3. SEGMENT INFORMATION

For management purposes, the Group is currently organised into four main operating divisions – mobile phone distribution, securities trading and investments, financial services and property investment.

These divisions are the basis on which the Group reports its primary segment information.

The turnover and profit for the period of the Group, analysed by business segments and geographical segments, are as follows:

By business segments:

For the six months ended 30 June 2006:

	Mobile phone distribution *HK$'000*	Securities trading and investments *HK$'000*	Financial services *HK$'000*	Property investment *HK$'000*	Consolidated *HK$'000*
Turnover	31,432	506,932	3,683	1,761	543,808
Segment result	(4,580)	633,168	3,950	(402)	632,136
Gain on disposal of an associate					1,740
Unallocated other income					1,503
Unallocated corporate expenses					(19,158)
Finance costs					(3,225)
Profit before taxation					612,996
Tax charge					(9,600)
Profit for the period					603,396

For the six months ended 30 June 2005:

	Mobile phone distribution *HK$'000*	Securities trading and investments *HK$'000*	Financial services *HK$'000*	Property investment *HK$'000*	Consolidated *HK$'000*
Turnover	43,601	31,857	7,562	1,393	84,413
Segment result	(940)	35,697	7,558	282	42,597
Unallocated other income					351
Unallocated corporate expenses					(6,332)
Finance costs					(2)
Profit before taxation					36,614
Tax charge					(116)
Profit for the period					36,498

By geographical segments:

The Group's operations are located in Hong Kong and the Mainland China ("China").

During the period under review, the Group's distribution of mobile phones, securities trading and investments and financial services are carried out in Hong Kong. Rental income from property investment is from Hong Kong and China.

The following table provides an analysis of the Group's turnover by geographical market:

	Six months ended 30.6.2006 HK$'000	Six months ended 30.6.2005 HK$'000
Hong Kong	542,903	83,728
China	905	685
	543,808	84,413

4. NET GAIN ON INVESTMENTS

	Six months ended 30.6.2006 HK$'000	Six months ended 30.6.2005 HK$'000
Net realised gain on derivatives	4,609	–
Fair value changes on investments held for trading	454,535	22,805
Net realised gain on disposal of available-for-sale investments	26,450	–
Discount on early redemption of loan notes	(3,961)	(1,000)
	481,633	21,805

5. FINANCE COSTS

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

6. TAX CHARGE

	Six months ended 30.6.2006 HK$'000	Six months ended 30.6.2005 HK$'000
The current tax comprises:		
Hong Kong Profits Tax	9,600	55
Income tax in China	–	61
	9,600	116

Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profit for both periods.

Income tax in China has been provided at the prevailing rates applicable in China on the estimated assessable profit.

7. PROFIT FOR THE PERIOD

	Six months ended 30.6.2006 HK$'000	Six months ended 30.6.2005 HK$'000
Profit for the period has been arrived at after charging (crediting) the following items:		
Staff costs including directors' emoluments	17,438	6,272
Write-down of inventories	3,587	532
Depreciation and amortisation	311	405
Interest income	(8,467)	(2,922)
Dividend income from listed investments	(10,409)	(7,970)

8. DIVIDENDS

	Six months ended 30.6.2006 HK$'000	Six months ended 30.6.2005 HK$'000
Final dividend paid *(Note)*	11,422	12,070
Interim dividend, proposed – HK$0.01 (2005: HK$0.01) per share	2,856	3,018
	14,278	15,088

Note: Final dividend for 2005 of HK$0.04 per share (Final dividend for 2004: HK$0.04 per share) amounting to HK$11,422,000 (Final dividend for 2004: HK$12,070,000) was paid to shareholders during the current period, and was reflected in the condensed consolidated statement of changes in equity.

9. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the profit for the period attributable to equity holders of the Company of HK$603,396,000 (2005: HK$36,498,000) and on 293,554,554 (2005: 301,755,547) weighted average number of ordinary shares in issue during the period.

10. DEBTORS, DEPOSITS AND PREPAYMENTS

On the trading and investment in financial instruments, the Group achieved a turnover of HK$506,932,000 (2005: HK$31,857,000) and a profit of HK$633,168,000 (2005: HK$35,697,000) for the period ended 30 June 2006. Although the Hong Kong stock market had been quite volatile, the Group managed to dispose of 70,000,000 shares of Tian An China Investments Company Limited in March 2006, generating cash proceeds of HK$257,600,000 for the Group.

During the period under review, the Group's money lending business contributed a turnover comprising mainly interest income of HK$3,683,000 (2005: HK$7,562,000), and achieved a profit of HK$3,950,000 (2005: HK$7,558,000) which included the write back of a provision for bank charges.

The Group's investment properties located in Hong Kong and the People's Republic of China ("China") recorded a turnover of HK$1,761,000 (2005: HK$1,393,000) and a loss of HK$402,000 (2005: Profit of HK$282,000) during the first half of 2006. As reported in the Company's 2005 Annual Report, in light of the continued austerity measures introduced by the government of China to curb the heated property market, the Group decided to unwind our investment in an investment property located at Buji Town in Shenzhen, China, by entering into a conditional framework agreement with a third party to dispose of our entire interest for a total consideration of RMB99,900,000 (the "Disposal"). A deposit of RMB31,220,000 has been received, with the remaining balance of RMB68,680,000 payable within six months from the completion date bearing interest at the rate of 1% per month. Due to certain technical issues, the completion date of the Disposal has been extended to 23 September 2006.

FINANCIAL RESOURCES, BORROWINGS, CAPITAL STRUCTURE AND EXPOSURES TO FLUCTUATIONS IN EXCHANGE RATES

The Group continued to maintain a strong financial position. As at 30 June 2006, after the reclassification of certain non-current assets associated with the Disposal to current assets, the Group's non-current assets consisted mainly of investment properties of HK$55,619,000 (31 December 2005: HK$136,526,000); property, plant and equipment of HK$4,229,000 (31 December 2005: HK$51,825,000); prepaid lease payments of HK$2,453,000 (31 December 2005: HK$2,483,000) and long term investments of HK$490,967,000 (31 December 2005: HK$258,438,000). These non-current assets were principally financed by shareholders' funds. As at 30 June 2006, the Group had net current assets of HK$1,589,569,000 (31 December 2005: HK$857,849,000) and current ratio of 7.2 times (31 December 2005: 6.8 times) calculated on the basis of the Group's current assets over current liabilities.

All the Group's borrowings are arranged on a short term basis in Hong Kong Dollars, repayable within one year and secured on certain investment properties, marketable securities and bank deposits. As at 30 June 2006, the Group had borrowings of HK$162,404,000 (31 December 2005: HK$100,986,000) and a gearing ratio of 5.0% (31 December 2005: 6.6%), calculated on the basis of the Group's net borrowings (after cash and bank balances) over shareholders' fund.

During the first half of 2006, the issued share capital of the Company has been reduced from HK$2,974,795 to HK$2,856,235 as a result of the repurchase of 11,856,000 shares (par value HK$0.01 each) for cancellation in the stock market for an aggregate consideration of HK$35,849,440.

During the period under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollar, Australian Dollar, Renminbi ("RMB") and Malaysian Ringgit. Because of its short term nature, the Group had not actively hedged risks arising from the Australian Dollar denominated assets and transactions. As the exchange rates of the RMB and the Malaysian Ringgit were relatively stable during the period, the Group was not materially affected by these foreign exchange exposures.

CHARGE ON GROUP ASSETS

As at 30 June 2006, the Group's investment properties, investments held for trading, available-for-sale investments, bank balances and cash with respective carrying values of HK$22,100,000 (31 December 2005: HK$22,100,000), HK$1,183,168,000 (31 December 2005: HK$737,033,000), HK$45,369,000 (31 December 2005: HK$19,272,000) and HK$10,702,000 (31 December 2005: HK$10,526,000) were pledged to financial institutions to secure credit facilities granted to the Group.

EMPLOYEES

The Group had 33 employees as at 30 June 2006 (31 December 2005: 32). The Group ensures that its employees are remunerated in line with market conditions and individual performance and our remuneration policies are reviewed on a regular basis.

PROSPECTS

To widen its product portfolio, STAR is currently negotiating with more manufacturers for the distributorship of their mobile handsets, PDA phones and other digital products. Further, it is also

period, and was reflected in the condensed consolidated statement of changes in equity.

9. **EARNINGS PER SHARE**

The calculation of the basic earnings per share is based on the profit for the period attributable to equity holders of the Company of HK$603,396,000 (2005: HK$36,498,000) and on 293,554,554 (2005: 301,755,547) weighted average number of ordinary shares in issue during the period.

10. **DEBTORS, DEPOSITS AND PREPAYMENTS**

The Group has a policy of allowing an average credit period of 30 to 90 days to its trade debtors. An aged analysis of trade debtors is as follows:

	30.6.2006 *HK$'000*	31.12.2005 *HK$'000*
Within 90 days	3,627	2,409
181 – 360 days	–	93
	3,627	2,502
Other debtors, deposits and prepayments	27,672	9,999
	31,299	12,501

11. **CREDITORS AND ACCRUED CHARGES**

An aged analysis of trade creditors is as follows:

	30.6.2006 *HK$'000*	31.12.2005 *HK$'000*
Trade creditors due within 90 days	1,559	35
Other creditors and accrued charges	8,923	41,141
	10,482	41,176

FINANCIAL RESULTS

For the six months ended 30 June 2006, the Group's turnover increased by 544% to HK$543,808,000 (2005: HK$84,413,000) and net profit attributable to shareholders of the Company increased by 1,553% to HK$603,396,000 (2005: HK$36,498,000) mainly due to a substantial increase in our securities trading and investment activities. Compared to the net profit, the earnings per share of the Company increased by an even larger scale of 1,617% to HK$2.06 (2005: HK$0.12) as a result of the Group's share repurchase programme.

As at 30 June 2006, the Group's net asset value per share was HK$7.40 (2005: HK$4.10).

INTERIM DIVIDEND

The Directors declared the payment of an interim dividend of HK$0.01 (2005: HK$0.01) per share amounting to approximately HK$2,856,000 to shareholders whose names appear on the Register of Members of the Company on 26 October 2006. Dividend warrants are expected to be dispatched on or before 10 November 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 24 October 2006 to Thursday, 26 October 2006, both days inclusive, during which no share transfer will be effected.

BUSINESS REVIEW ON OPERATIONS

For the first half of 2006, the Group's mobile handset distribution business under Star Telecom Limited ("STAR") saw a drop in turnover to HK$31,432,000 (2005: HK$43,601,000) and a loss of HK$4,580,000 (2005: Loss of HK$940,000). STAR had to operate in an extremely competitive business environment due to aggressive pricing caused by the intense rivalry for market share among major brands and other Korean brands. Furthermore, the delays in launching of new 3G mobile handset models by our vendors also adversely affected the sales volume and profit margin of STAR. In response to the frequent price adjustments by major brands, STAR had implemented a much stricter control on the quantity for each handset model carried to minimize the inventory risk and facilitate the clearance of any slow moving stock. The Group had also entered into an arrangement with LG to handle the distribution of their mobile handsets to selected dealers.

The Group had 33 employees as at 30 June 2006 (31 December 2005: 32). The Group ensures that its employees are remunerated in line with market conditions and individual performance and our remuneration policies are reviewed on a regular basis.

PROSPECTS

To widen its product portfolio, STAR is currently negotiating with more manufacturers for the distributorship of their mobile handsets, PDA phones and other digital products. Further, it is also exploring the possibility of expanding its mobile handsets trading business to other geographical areas outside Hong Kong and Macau SAR in order to widen the revenue stream. Currently, STAR is the authorized distributor of NEC, BenQ-Siemens, Pantech and LG mobile handsets in the Hong Kong and Macau SAR regions.

The Group is conscious of the current uncertainty of the outlook of the financial markets and economic sentiments caused by the concerns over local and global interest rates hikes, increasing oil price due to regional tensions and the impact of China's economic tightening policies. These concerns may have an unfavorable impact on the financial markets which, in turn, may affect the Group's performance in the second half of 2006. However, the Group will monitor such situation closely in order to avoid or minimize such adverse impact.

The Group will continue to seek business and investment opportunities in China, Hong Kong and the Asia Pacific region cautiously to further improve profitability and enhance shareholders' value.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the period, the Company repurchased on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") a total of 11,856,000 shares in the range from HK$1.25 to HK$3.325 for a total consideration of HK$35,849,440. The said shares were subsequently cancelled.

Save as disclosed above, there was no purchase, sale or redemption by the Company or any of its subsidiaries of any listed securities of the Company during the period.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

The Directors believes that corporate governance is essential to the success of the Company and has adopted various measures to ensure that a high standard of corporate governance is maintained. Throughout the period ended 30 June 2006, the Company has applied the principles and complied with the requirements of the Code on Corporate Governance Practices listed out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange. The current practices will be reviewed and updated regularly to follow the latest practices in corporate governance.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code of conduct regarding Director's securities transactions. Having made specific enquiries of all Directors, they have confirmed their compliance with the required standard as set out in the Model Code throughout the six months ended 30 June 2006.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITES

The interim report of the Group for the six months ended 30 June 2006 containing all the information required by Appendix 16 of the Listing Rules will be published on the Stock Exchange's website and the Company's website in due course.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 13 September 2006

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin as executive directors and Messrs. Lo Wai On, Lau Siu Ki and Yu Qi Hao as independent non-executive directors.

The Standard
17 October, 2006

COL Capital Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 383)
(website: http://www.colcapital.com.hk)

CHANGE OF DIRECTORS

RESIGNATION OF DIRECTOR

The board of directors (the "Board") of COL Capital Limited (the "Company") announces that Mr. Yu Qi Hao has resigned as an independent non-executive director of the Company with effect from 16th October, 2006. Mr. Yu has confirmed to the Board that there is no other matter that should be brought to shareholders' attention in relation to his resignation.

The Board would like to thank Mr. Yu for his valuable contributions to the Company during his tenure.

APPOINTMENT OF DIRECTOR

The Board is pleased to announce that Mr. Zhang Jian has been appointed as an independent non-executive director of the Company with effect from 16th October, 2006.

Mr. Zhang, aged 64, is a professional senior engineer in PRC. Mr. Zhang is the Vice Chairman of China Manager Council of Construction Enterprises and China Precious Stone Council and also the Chairman of Beijing Alumni Association of Xian Construction Technology University. Mr. Zhang has been awarded National Outstanding Intellect in 1997 and National Top 10 Honest Persons of Outstanding Ability in 2004. Mr. Zhang has also been awarded as Influential Person to China Nonferrous Metal Industry in 2005. From 1982 to 1998, Mr. Zhang held verious senior positions in China Nonferrous Metal Industry Company. From 1998 to 2003, Mr. Zhang acted as Chairman and General Manager of China Nonferrous Metal Construction Group Company, Ltd.. From 2003 to 2005, Mr. Zhang acted as General Manager of China Nonferrous Metal Mining & Construction (Group) Co., Ltd..

Mr. Zhang does not hold any positions with the Company or any member of the Company's group of companies other than acting as independent non-executive director of the Company.

Mr. Zhang will receive HK$80,000 per annum as director's remuneration which is determined by reference to the market salary range for the position. According to the bye-laws of the Company, Mr. Zhang shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting. Mr. Zhang has neither interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance nor any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

The Board would like to extend a warm welcome to Mr. Zhang in joining the Company.

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un (Chairman), Dato Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On, Mr. Lau Siu Ki, Kevin and Mr. Zhang Jian.

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 16th October, 2006

The Standard
29 November, 2006

COL Capital Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 383)
(website: http://www.colcapital.com.hk)

DISCLOSEABLE TRANSACTION

On 27 November 2006, Join Capital, an indirect wholly-owned subsidiary of the Company, entered into the Loan Agreement with Extra Earn, pursuant to which Join Capital agreed to make available to Extra Earn the Loan Facility up to US$10,000,000 (equivalent to approximately HK$78,000,000) for the working capital of Extra Earn in relation to the "Lian Yun Gang Korean Industrial City Land Development Project" (韓國工業城土地開發項目) in Lian Yun Gang, Jiang Su in PRC, with Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn agreeing to guarantee and indemnify Join Capital against all of Extra Earn's liability for repayment of the loan and interest under the Loan Agreement and the Share Mortgage. The Loan Facility was secured by a Share Mortgage executed by shareholders of Extra Earn in favour of Join Capital in respect of the Extra Earn Mortgaged Shares.

As the applicable ratios under Rule 14.06 of the Listing Rules in respect of the Loan Facility for the Company exceed 5% but are less than 25%, the Transaction constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

A circular containing details of the Transaction will be despatched to the Shareholders as soon as practicable pursuant to the requirements of the Listing Rules.

THE LOAN AGREEMENT

Date:	27 November 2006
Parties:	*Lender* Join Capital *Borrower.* Extra Earn *Guarantor* Lin Xu Ming and Ding Ming Shan
Loan Facility:	a loan facility up to US$10,000,000 (equivalent to approximately HK$78,000,000) (the "**Loan Facility**") subject to and in accordance with the terms and conditions of a loan agreement dated 27 November 2006 made between Join Capital, Extra Earn, and Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn (the "**Loan Agreement**"),
Purpose of the Loan Facility:	for working capital of Extra Earn in relation to the "Lian Yun Gang Korean Industrial City Land Development Project" (韓國工業城土地開發項目) in Lian Yun Gang, Jiang Su in PRC
Terms of the Loan Facility:	the Loan Facility is available to Extra Earn for a term of 12 months from the date of the first drawdown. The loan together with interest under the Loan Agreement is to be repaid on the day falling 12 months from the date of the first drawdown and may be extended upon the request of Extra Earn. Extra Earn shall pay interest on the loan at the rate of 10% per annum, which rate was arrived at after arm's length negotiation between Join Capital and Extra Earn, and reflects the normal commercial rate. Interest on the loan shall accrue from day to day and be calculated on the outstanding loan amount on the basis of a year of 360 days and the actual number of days elapsed. All of Extra Earn's liability for repayment of the loan together with interest under the Loan Agreement and the Share Mortgage is guaranteed and indemnified by Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn

THE SHARE MORTGAGE

As a condition precedent to Join Capital agreeing to grant the Loan Facility pursuant to the terms of the Loan Agreement, shareholders of Extra Earn shall execute a share mortgage in favour of Join Capital (the "**Share Mortgage**") in respect of the Extra Earn Mortgaged Shares.

Pursuant to the terms of the Share Mortgage, shareholders of Extra Earn as the registered and beneficial owners of the Extra Earn Mortgaged Shares mortgage, charge and assign by way of first fixed mortgage the Extra Earn Mortgaged Shares to Join Capital as a continuing security for the due and punctual payment of the loan and interest and the due and punctual performance of all the obligations of Extra Earn contained in the Loan Agreement.

REASONS FOR AND BENEFIT OF THE TRANSACTION

Join Capital is a licensed money lender. The provision of the Loan Facility is a transaction carried out as part of the ordinary and usual course of business activities of Join Capital. The Loan Facility will provide interest income to Join Capital.

The Directors consider that the Loan Agreement and the Share Mortgage are being entered into on normal commercial terms and are fair and reasonable as far as the Shareholders as a whole are concerned.

The Directors also confirm that, to the best of their knowledge, information and belief having made all reasonable enquiry, Extra Earn and its ultimate beneficial owners are independent third parties not connected with any of the Directors, chief executives or substantial shareholders of the Company or any of its subsidiaries or their respective associates, as defined in the Listing Rules.

INFORMATION ON THE COMPANY

The Company

The principal business activity of the Company is investment holding and through its subsidiaries engages in the distribution of telecommunications and information technology products, securities trading and investments, provision of financial services, property investment and strategic investment.

Join Capital

Join Capital is principally engaged in the money lending business and holds a money lenders licence under the Money Lenders Ordinance.

INFORMATION ON THE BORROWER

Extra Earn

The principal business activity of Extra Earn is investment holding. The principal activity of Extra Earn's subsidiary is property investment and development.

GENERAL

As the applicable ratios under rule 14.06 of the Listing Rules in respect of the Loan Facility for the Company exceed 5% but are less than 25%, the Transaction constitutes a discloseable transaction for the Company under the Listing Rules.

A circular containing details of the Transaction will be despatched to the Shareholders as soon as practicable pursuant to the requirements of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability, with its shares listed on the Main Board of the Stock Exchange
"Directors"	the directors of the Company
"Extra Earn"	Extra Earn Holdings Limited, a company incorporated in the British Virgin Islands with limited liability
"Extra Earn Mortgaged Shares"	all the issued shares of Extra Earn
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Join Capital"	Join Capital Limited, a company incorporated in Hong Kong with limited liability and is an indirect wholly-owned subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the Peoples' Republic of China
"Shareholders"	the shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the granting of the Loan Facility under the Loan Agreement
"%"	per cent

By Order of the Board of
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 28 November 2006

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On, Mr. Lau Siu Ki, Kevin and Mr. Zhang Jian.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

COL Capital Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 383)
(website: http://www.colcapital.com.hk)

DISCLOSEABLE TRANSACTION

Reference is made to the announcement published by the Company on 28 November 2006 whereby Join Capital entered into the Loan Agreement with Extra Earn, Lin Xu Ming and Ding Ming Shan, pursuant to which Join Capital agreed to make available to Extra Earn the Loan Facility up to US$10,000,000 (equivalent to approximately HK$78,000,000) for the working capital of Extra Earn in relation to the "Lian Yun Gang Korean Industrial City Land Development Project" (韓國工業城土地開發項目) in Lian Yun Gang, Jiang Su in PRC and Lin Xu Ming and Ding Ming Shan agreed to guarantee and indemnify Join Capital against all of Extra Earn's liability for repayment of the loan and interest under the Loan Agreement and Share Mortgage. The Loan Facility was secured by a Share Mortgage executed by shareholders of Extra Earn in favour of Join Capital in respect of the Extra Earn Mortgaged Shares.

On 16 January 2007, Join Capital, Extra Earn, Lin Xu Ming and Ding Ming Shan entered into the Supplemental Loan Agreement, pursuant to which Join Capital agreed to extend the Loan Facility available to Extra Earn under the Loan Agreement from US$10,000,000 (equivalent to approximately HK$78,000,000) to the Extended Loan Facility of US$15,000,000 (equivalent to approximately HK$117,000,000) with Lin Xu Ming and Ding Ming Shan agreeing to guarantee and indemnify Join Capital against all of Extra Earn's liability for repayment of the loan and interest under the Loan Agreement, the Supplemental Loan Agreement and the Share Mortgage.

As the applicable ratios under Rule 14.06 of the Listing Rules in respect of the Extended Loan Facility for the Company exceed 5% but are less than 25%, the transaction under the Supplemental Loan Agreement constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

A circular containing details of the transaction under the Supplemental Loan Agreement will be dispatched to the Shareholders as soon as practicable pursuant to the requirements of the Listing Rules.

Reference is made to the announcement published by the Company on 28 November 2006 whereby Join Capital entered into the Loan Agreement with Extra Earn, Lin Xu Ming and Ding Ming Shan, pursuant to which Join Capital agreed to make available to Extra Earn the Loan Facility up to US$10,000,000 (equivalent to approximately HK$78,000,000) for the working capital of Extra Earn in relation to the "Lian Yun Gang Korean Industrial City Land Development Project" (韓國工業城土地開發項目) in Lian Yun Gang, Jiang Su in PRC and Lin Xu Ming and Ding Ming Shan agreed to guarantee and indemnify Join Capital against all of Extra Earn's liability for repayment of the loan and interest under the Loan Agreement and Share Mortgage. The Loan Facility was secured by a Share Mortgage executed by shareholders of Extra Earn in favour of Join Capital in respect of the Extra Earn Mortgaged Shares.

THE SUPPLEMENTAL LOAN AGREEMENT

On 16 January 2007, Join Capital, Extra Earn, Lin Xu Ming and Ding Ming Shan entered into a supplemental loan agreement (the "Supplemental Loan

GENERAL

As the applicable ratios under Rule 14.06 of the Listing Rules in respect of the Extended Loan Facility for the Company exceed 5% but are less than 25%, the Extended Loan Facility constitutes a discloseable transaction for the Company under the Listing Rules.

A circular containing details of the transaction under the Supplemental Loan Agreement will be dispatched to the Shareholders as soon as practicable pursuant to the requirements of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability, with its shares listed on the Main Board of the Stock

executed by shareholders of Extra Earn in favour of Join Capital in respect of the Extra Earn Mortgaged Shares.

THE SUPPLEMENTAL LOAN AGREEMENT

On 16 January 2007, Join Capital, Extra Earn, Lin Xu Ming and Ding Ming Shan entered into a supplemental loan agreement (the "**Supplemental Loan Agreement**"), pursuant to which Join Capital agreed to extend the Loan Facility available to Extra Earn under the Loan Agreement from US$10,000,000 (equivalent to approximately HK$78,000,000) to US$15,000,000 (equivalent to approximately HK$117,000,000) (the "**Extended Loan Facility**") with Lin Xu Ming and Ding Ming Shan agreeing to guarantee and indemnify Join Capital against all of Extra Earn's liability for repayment of the loan and interest under the Loan Agreement, the Supplemental Loan Agreement and the Share Mortgage.

Saved as amended or modified by the Supplemental Loan Agreement, the Loan Agreement shall remain in full force and effect and are enforceable with its terms and binding upon the relevant contracting parties. The Supplemental Loan Agreement shall be read and construed as a supplement to, and shall form part of, the Loan Agreement.

REASONS FOR AND BENEFIT OF THE TRANSACTION

Join Capital is a licensed money lender. The provision of the Extended Loan Facility is a transaction carried out as part of the ordinary and usual course of business activities of Join Capital. The Extended Loan Facility will provide interest income to Join Capital.

The Directors consider that the Loan Agreement, the Supplemental Loan Agreement and the Share Mortgage are being entered into on normal commercial terms and are fair and reasonable as far as the Shareholders as a whole are concerned.

The Directors also confirm that, to the best of their knowledge, information and belief having made all reasonable enquiry, Extra Earn and its ultimate beneficial owners are independent third parties not connected with any of the Directors, chief executives or substantial shareholders of the Company or any of its subsidiaries or their respective associates, as defined in the Listing Rules.

INFORMATION ON THE COMPANY

The Company

The principal business activity of the Company is investment holding and through its subsidiaries engages in the distribution of telecommunications and information technology products, securities trading and investments, provision of financial services, property investment and strategic investment.

Join Capital

Join Capital is principally engaged in the money lending business and holds a money lenders licence under the Money Lenders Ordinance.

INFORMATION ON THE BORROWER

Extra Earn

The principal business activity of Extra Earn is investment holding. The principal activity of Extra Earn's subsidiary is property investment and development.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability, with its shares listed on the Main Board of the Stock Exchange
"Directors"	the directors of the Company
"Extra Earn"	Extra Earn Holdings Limited, a company incorporated in the British Virgin Islands with limited liability
"Extra Earn Mortgaged Shares"	all the issued shares of Extra Earn
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Join Capital"	Join Capital Limited, a company incorporated in Hong Kong with limited liability and is an indirect wholly-owned subsidiary of the Company
"Loan Agreement"	the loan agreement dated 27 November 2006 made between Join Capital, Extra Earn, Lin Xu Ming and Ding Ming Shan
"Loan Facility"	the loan facility up to US$10,000,000 (equivalent to approximately HK$78,000,000)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the Peoples' Republic of China
"Shareholders"	the shareholders of the Company
"Share Mortgage"	the share mortgage dated 27 November 2006 executed by shareholders of Extra Earn in favour of Join Capital
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent

By Order of the Board of
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 19 January 2007

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On, Mr. Lau Siu Ki, Kevin and Mr. Zhang Jian.

(Page 1)

COL Capital Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 383)
(website: http://www.colcapital.com.hk)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

AUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2006 together with last year's comparative figures are as follows:–

Consolidated Income Statement

	For the year ended 31 December 2006 HK$'000	2005 HK$'000
Turnover *(Note 2)*	1,229,840	223,086
Sales of mobile phones	67,098	66,309
Rental income	3,801	2,723
	70,899	69,032
Cost of sales	(65,493)	(62,541)
Gross profit	5,406	6,491
Dividend income from listed investments	17,717	11,706
Interest income from loan receivables	9,071	11,693
Net gain on investments *(Note 3)*	801,269	79,562
Other income *(Note 4)*	22,445	14,950
Distribution costs	(4,655)	(6,060)
Administrative expenses	(64,307)	(27,705)
Other expenses	(988)	(136)
Finance costs	(10,897)	(1,571)
Gain on disposal of an associate	1,740	–
Gain on disposal of a subsidiary	–	3,544
Fair value changes on investment properties	6,856	11,360
Revaluation surplus on buildings	387	773
Profit before taxation	784,044	104,607
Tax charge *(Note 5)*	(11,527)	(99)
Profit for the year *(Note 6)*	772,517	104,508
Attributable to:		
Equity holders of the Company	772,468	104,511
Minority interests	49	(3)

	As at 31 December 2006 HK$'000	2005 HK$'000
Current liabilities		
Creditors and accrued charges *(Note 10)*	55,480	41,176
Customers' deposits and receipts in advance	31,283	2,713
Other borrowings	170,100	100,986
Taxation payable	15,657	4,315
	272,520	149,190
Liabilities associated with assets classified as held for sale	60,044	–
	332,564	149,190
Net current assets	1,712,692	857,849
	2,415,894	1,307,121
Capital and reserves		
Share capital	2,829	2,975
Reserves	2,396,218	1,281,957
Equity attributable to equity holders of the Company	2,399,047	1,284,932
Minority interests	16,847	16,798
Total equity	2,415,894	1,301,730
Non-current liability		
Deferred tax liability	–	5,391
	2,415,894	1,307,121

Notes:–

1. **Application of new and revised Hong Kong Financial Reporting Standards ("HKFRS"):–**

In the current year, the Group has applied, for the first time, a number of new standards, amendments and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are either effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006. The adoption of the new HKFRSs had no material effect on how the Group's results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior year adjustment

	772,517	104,508
Dividends (*Note 7*)		
– Dividends paid	**14,280**	15,060
– Dividends proposed	**11,280**	11,879
Earnings per share		
– Basic (*Note 8*)	**HK$2.67**	HK$0.35

Consolidated Balance Sheet

	As at 31 December	
	2006	2005
	HK$'000	*HK$'000*
Non-current assets		
Investment properties	**81,589**	136,526
Property, plant and equipment	**4,712**	51,825
Prepaid lease payments	**2,424**	2,483
Investment in an associate	**–**	–
Available-for-sale investments	**557,375**	171,633
Loan notes	**50,476**	86,805
Convertible bonds	**6,626**	–
	703,202	449,272
Current assets		
Inventories held for sale-finished goods	**1,471**	1,495
Investments held for trading	**1,690,510**	886,464
Amount due from a minority shareholder	**–**	4,805
Debtors, deposits and prepayments (*Note 9*)	**33,708**	12,501
Loan receivables	**123,598**	74,429
Tax recoverable	**3,543**	–
Pledged bank deposits	**–**	10,526
Bank balances and cash	**58,007**	16,819
	1,910,837	1,007,039
Assets classified as held for sale	**134,419**	–
	2,045,256	1,007,039

The Group has not early applied the following new standards, amendments or interpretations that have been issued but are not yet effective. The Directors of the Company anticipate that the application of these new standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

HKAS 1 (Amendment)	Capital disclosures [1]
HKFRS 7	Financial instruments: Disclosures [1]
HKFRS 8	Operating segments [2]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies [3]
HK(IFRIC) – INT 8	Scope of HKFRS 2 [4]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives [5]
HK(IFRIC) – INT 10	Interim financial reporting and impairment [6]
HK(IFRIC) – INT 11	HKFRS 2 – Group and Treasury Share Transactions [7]
HK(IFRIC) – INT 12	Service concession arrangements [8]

[1] Effective for accounting periods beginning on or after 1 January 2007.
[2] Effective for accounting periods beginning on or after 1 January 2009.
[3] Effective for accounting periods beginning on or after 1 March 2006.
[4] Effective for accounting periods beginning on or after 1 May 2006.
[5] Effective for accounting periods beginning on or after 1 June 2006.
[6] Effective for accounting periods beginning on or after 1 November 2006.
[7] Effective for accounting periods beginning on or after 1 March 2007.
[8] Effective for accounting periods beginning on or after 1 January 2008.

2. **Turnover and segment information:–**

Turnover

	2006	2005
	HK$'000	*HK$'000*
Sales of mobile phones	67,098	66,309
Proceeds from sales of investments held for trading	1,132,153	130,655
Dividend income from listed investments	17,717	11,706
Interest income from loan receivables	9,071	11,693
Rental income	3,801	2,723
	1,229,840	223,086

Business and Geographical Information

Business segments

The Group is currently organised into four main operating divisions – mobile phone distribution, securities trading and investments, financial services and property investment. These divisions are the bases on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

For the year ended 31 December 2006

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Turnover	67,098	1,149,870	9,071	3,891	1,229,840
Segment result	(4,856)	835,379	8,832	9,081	848,436
Gain on disposal of an associate					1,740
Revaluation surplus on buildings					387
Unallocated other income					2,470
Unallocated corporate expenses					(58,092)
Finance costs					(10,897)
Profit before taxation					784,044
Tax charge					(11,527)
Profit for the year					772,517

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Balance sheet					
Assets					
Segment assets	10,232	2,332,833	127,585	88,529	2,559,179
Assets classified as held for sale	–	–	–	134,419	134,419
Unallocated corporate assets					54,860
Consolidated total assets					2,748,458
Liabilities					
Segment liabilities	5,083	215,280	2,658	11,138	234,159
Liabilities associated with assets classified as held for sale	–	–	–	60,044	60,044
Unallocated corporate liabilities					38,361
Consolidated total liabilities					332,564

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Unallocated HK$'000	Consolidated HK$'000
Other information						
Capital expenditure	89	–	–	19,114	12	19,215
Depreciation	92	–	–	141	156	389
Write-down of inventories	1,070	–	–	–	–	1,070

For the year ended 31 December 2005

	Mobile phone	Securities trading and	Financial	Property	Consolidated

Geographical segments

The Group's operations are located in Hong Kong and the Mainland China ("China").

The Group's distribution of mobile phone, securities trading and investments, and financial services are carried out in Hong Kong. Rental income from property investment is derived from Hong Kong and China.

The following table provides an analysis of the Group's turnover by geographical market:

	Turnover by geographical market 2006 HK$'000	2005 HK$'000
Hong Kong	1,227,902	221,932
China	1,938	1,154
	1,229,840	223,086

The following is an analysis of the carrying amount of segment assets, and additions to investment properties, property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets At 31.12.2006 HK$'000	At 31.12.2005 HK$'000	Additions to investment properties, property, plant and equipment Year ended 31.12.2006 HK$'000	Year ended 31.12.2005 HK$'000
Hong Kong	2,490,594	1,259,467	19,215	88
China	68,585	167,755	–	127,039
	2,559,179	1,427,222	19,215	127,127

3. **Net gain on investments:–**

	2006 HK$'000	2005 HK$'000
Net realised gain on disposal of investments held for trading	337,871	17,592
Change in fair value of investments held for trading *(Note a)*	439,498	61,506
Net realised gain on derivatives	1,594	1,464
Realisation gain on disposal of available-for-sale investments	26,268	–
Discount on early redemption of loan notes *(Note b)*	(3,962)	(1,000)
	801,269	79,562

Note:

(a) Change in fair value of investments held for trading excludes dividend income.

(b) During the year, Allied Group Limited early redeemed all of the loan notes at HK$43,465,000 with a discount on early redemption of HK$3,962,000 at the request of the Group. The net redemption proceed was HK$39,503,000.

During the year ended 31 December 2005, Sun Hung Kai & Co. Limited early redeemed part of the loan note at HK$60,000,000 with a discount on early redemption of HK$1,000,000 at the request of the Group. The net redemption proceed was HK$59,000,000.

4. **Other income:–**

	2006 HK$'000	2005 HK$'000
Interest income from:		
– Loan notes	9,287	14,077
– Bank deposits	1,412	695

	Mobile phone distribution	Securities trading and investments	Financial services	Property investment	Consolidated
Turnover	66,309	142,361	11,693	2,723	223,086
Segment result	(2,086)	104,524	11,528	12,166	126,132
Gain on disposal of a subsidiary					3,544
Revaluation surplus on buildings					773
Unallocated other income					853
Unallocated corporate expenses					(25,124)
Finance costs					(1,571)
Profit before taxation					104,607
Tax charge					(99)
Profit for the year					104,508

	Mobile phone distribution *HK$'000*	Securities trading and investments *HK$'000*	Financial services *HK$'000*	Property investment *HK$'000*	Consolidated *HK$'000*
Balance sheet					
Assets					
Segment assets	5,965	1,150,463	75,034	195,760	1,427,222
Unallocated corporate assets					29,089
Consolidated total assets					1,456,311
Liabilities					
Segment liabilities	3,789	101,834	1,550	35,518	142,691
Unallocated corporate liabilities					11,890
Consolidated total liabilities					154,581

	Mobile phone distribution *HK$'000*	Securities trading and investments *HK$'000*	Financial services *HK$'000*	Property investment *HK$'000*	Unallocated *HK$'000*	Consolidated *HK$'000*
Other information						
Capital expenditure	56	–	–	17	15	88
Depreciation	281	–	–	112	224	617
Write-down of inventories	92	–	–	–	–	92
Acquisition of a subsidiary in relation to investment property and construction in progress	–	–	–	127,039	–	127,039

	[illegible]	[illegible]
Net exchange gain	10,668	–
Others	764	113
	22,445	14,950

5. **Tax charge:–**

	2006 *HK$'000*	2005 *HK$'000*
Current tax:		
Profits Tax in Hong Kong	(11,342)	–
Enterprise income tax in China	(185)	(99)
	(11,527)	(99)

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

Enterprise income tax in China is calculated at 33.3% of estimated assessable profit for both years except for the subsidiary which is eligible for certain tax holidays and concessions on China income tax.

No provision for Hong Kong Profits Tax was made for the year ended 31 December 2005 as the assessable profits were wholly absorbed by estimated tax losses brought forward.

6. **Profit for the year:–**

	2006 *HK$'000*	2005 *HK$'000*
Profit for the year has been arrived at after charging:–		
Cost of inventories recognised as expenses	62,847	60,532
Amortisation of prepaid lease payments	59	59
Depreciation of property, plant and equipment	389	617
Write-down of inventories	1,070	92
Staff costs, inclusive of directors' emoluments	52,560	24,095

7. **Dividends:–**

	2006 *HK$'000*	2005 *HK$'000*
Dividends recognised as distribution during the year:		
Interim dividend, paid – HK$0.01 per share (2005: HK$0.01)	2,855	2,990
2005 Final dividend paid – HK$0.04 per share	11,425	–
2004 Final dividend paid – HK$0.04 per share	–	12,070
	14,280	15,060

The final dividend of HK$0.04 per share for the year ended 31 December 2006 has been proposed by the Directors and is subject to approval by the shareholders in the annual general meeting.

8. **Earnings per share:–**

The calculation of basic earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	2006 HK$'000	2005 HK$'000
Earnings for the purpose of basic earnings per share (Profit for the year attributable to equity holders of the Company)	772,468	104,511
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	289,070,361	300,660,114

No diluted earnings per share have been presented as there were no potential ordinary shares issued in both years.

9. **Debtors, deposits and prepayments:–**

The Group has a policy of allowing an average credit period of 30-90 days to its trade debtors.

An aged analysis of trade debtors is as follows:

	2006 HK$'000	2005 HK$'000
Within 90 days	6,150	2,409
91 – 180 days	992	–
181 – 360 days	258	93
	7,400	2,502
Other debtors, deposits and prepayments	26,308	9,999
	33,708	12,501

10. **Creditors and accrued charges:–**

Creditors and accrued charges principally comprise amounts outstanding for trade purpose and ongoing costs.

An aged analysis of trade creditors is as follows:

	2006 HK$'000	2005 HK$'000
Trade creditors due within 90 days	14,684	35
Other creditors and accrued charges	40,796	41,141
	55,480	41,176

FINANCIAL RESULTS

For the year ended 31st December 2006, the Group's turnover increased by 451.3% to HK$1,229,840,000 (2005: HK$223,086,000) and net profit attributable to shareholders increased by 639.1% to HK$772,468,000 (2005: HK$104,511,000). These positive results were mainly due to a substantial increase in its securities trading and investment activities. The earnings per share of the Company increased by an even larger scale of 662.9% to HK$2.67 (2005: HK$0.35) as a consequence of the Group's share repurchase programme.

As at 31 December 2006, the Group's net asset value per share increased to HK$8.48 (2005: HK$4.32).

DIVIDENDS

An interim dividend of HK$0.01 per share (2005: HK$0.01), amounting to HK$2,855,000 (2005:

FINANCIAL RESOURCES, BORROWINGS, CAPITAL STRUCTURE AND EXPOSURES TO FLUCTUATIONS IN EXCHANGE RATES

The Group continued to maintain a strong financial position. As at 31 December 2006, after the reclassification of certain non current assets associated with the Disposal to current assets, the Group's non current assets consisted mainly of investment properties of HK$81,589,000 (2005: HK$136,526,000); property, plant and equipment of HK$4,712,000 (2005: HK$51,825,000); prepaid lease payments of HK$2,424,000 (2005: HK$2,483,000) and long term investments of HK$614,477,000 (2005: HK$258,438,000). These non-current assets were principally financed by shareholders' funds. As at 31 December 2006, the Group had net current assets of HK$1,712,692,000 (2005: HK$857,849,000) and current ratio of 6.1 times (2005: 6.8 times) calculated on the basis of the Group's current assets over current liabilities.

All the Group's borrowings are arranged on a short term basis in Hong Kong Dollars, repayable within one year and secured on certain investment properties, investments held for trading, available-for-sale investments, securities brokers house deposit and bank deposits. As at 31 December 2006, the Group had borrowings of HK$170,100,000 (2005: HK$100,986,000) and a gearing ratio of 4.7% (2005: 6.6%), calculated on the basis of the Group's net borrowings (after bank balances and cash) over shareholders' fund.

The issued share capital of the Company was reduced in 2006 from HK$2,974,795 to HK$2,828,835 as a result of the repurchase of 14,596,000 shares (par value HK$0.01 each) for cancellation for an aggregate consideration of HK$46,378,000.

During the year under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollar, Australian Dollar, RMB, Taiwan Dollar and Malaysian Ringgit. Because of its short term nature, the Group had not actively hedged risks arising from the Australian Dollar and RMB denominated assets and transactions. As the exchange rates of the Taiwan Dollar and Malaysian Ringgit were relatively stable during the period, the Group was not materially affected by its exposure to these currencies.

CHARGE ON GROUP ASSETS

As at 31 December 2006, the Group's investment properties, investments held for trading, available-for-sale investments, securities brokers house deposit, and bank deposits with respective carrying values of HK$26,640,000 (2005: HK$22,100,000), HK$1,210,235,000 (2005: HK$737,033,000), HK$115,607,000 (2005: HK$19,272,000), HK$196,000 (2005: Nil) and Nil (2005: HK$10,526,000) were pledged to banks and securities brokers house to secure short term credit facilities granted to the Group.

EMPLOYEES

The Group had 31 employees as at 31 December 2006 (2005: 32). The Group ensures that its employees are remunerated in line with market conditions and individual performance and our remuneration policies are reviewed on a regular basis.

PROSPECTS

The Group's financial results for the year under review were satisfactory. However, 2007 will be a very challenging year for the Group to match its performance of 2006 as most of the global equity markets are at historical highs and equities are being traded at optimum values. Further, concerns are growing over the spillover of the sub-prime mortgage debt delinquency to the US housing sector, the well-being of the US economy and the negative impact of any further administrative tightening in China to cool down its heated property and stock markets. All these factors will in turn, adversely affect the investment environment.

The Group will closely monitor the development of these issues and other factors, including the interest rate movement and oil price, in order to avoid or minimize any adverse impact. As a value investor, the Group will constantly review and adjust its investment strategies and investment portfolio to continuously strive for improvement in its performance. The Group is poised to take advantage of any viable business and investment opportunities in the China, Hong Kong and the Asia Pacific region to enhance value for its shareholders.

HK$11,425,000) to shareholders whose names appear on the Register of Members of the Company on 28 June 2007. Dividend warrants are expected to be dispatched on or before 25 July 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 25 June 2007 to Thursday, 28 June 2007, both days inclusive, during which no share transfer will be effected.

REVIEW OF OPERATIONS

During the year under review, the Group's mobile handset distribution activities, operated by Star Telecom Limited ("STAR"), recorded a turnover of HK$67,098,000 (2005: HK$66,309,000) and a loss of HK$4,856,000 (2005: loss of HK$2,086,000). As the Group reported before, STAR had been operating in a difficult and highly competitive retail market environment due to the intense rivalry among participants for market share. STAR's mobile handset distribution business had persistently showed losses in recent years and the situation is not expected to improve. As such, the Group sees no bright future for this business and in order to avoid further losses, the Group decided to discontinue STAR's operation and the cessation of STAR's business was effected in March 2007.

For its trading and investment in financial securities, the Group achieved a turnover of HK$1,149,870,000 (2005: HK$142,361,000) and a profit of HK$835,379,000 (2005: HK$104,524,000) for the year ended 31 December 2006. The major profit contribution was from realized and unrealized gain on investments of HK$801,269,000 (2005: HK$79,562,000) and dividend income from listed investments of HK$17,717,000 (2005: HK$11,706,000). 2006 was a good year for the global financial markets because of continued economic growth leading to improved investor and consumer confidence. The Hong Kong economy expanded by 6.8% in 2006. As a result of the buoyant stock market, the Group managed to profit from the disposal of part of its trading portfolio of listed shares, including shares of Tian An China Investments Company Limited, Mulpha International Limited and Mount Gibson Iron Limited.

The Group's money lending business contributed a turnover of mainly interest income of HK$9,071,000 (2005: HK$11,693,000) and a profit of HK$8,832,000 (2005: HK$11,528,0000) during the year under review. As at 31 December 2006, the Group's loan portfolio grew by 66.1% to HK$123,598,000 (2005: HK$74,429,000).

For 2006, the Group's investment properties located in Hong Kong and China achieved a turnover of HK$3,801,000 (2005: HK$2,723,000) and a profit of HK$9,081,000 (2005: HK$12,166,000) mainly attributed to the gain from fair value changes of its property portfolio. As stated in the Group 2005 Annual Report, the Group disposed of its investment in an investment property located at Buji Town in Shenzhen, China, by entering into a conditional framework agreement with a third party for a total consideration of RMB99,900,000 (the "Disposal"). A deposit of RMB31,220,000 had been received, with the remaining balance of RMB68,680,000 payable within six months from the completion date bearing interest at the rate of 1% per month. Due to certain technical issues, the completion date of the Disposal was extended. The Disposal was completed on 3rd April 2007. The Group has succeeded in negotiating an increase in the consideration to RMB102,550,000 and the gain from the Disposal will be accounted for in 2007.

During the year, the Company repurchased a total of 14,390,000 ordinary shares in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") in the range from HK$1.25 to HK$3.88 for a total consideration of HK$46,378,000. The said shares were subsequently cancelled.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the applicable code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") throughout the year ended 31 December 2006.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code of conduct regarding Director's securities transactions. Having made specific enquiry with all Directors, they have confirmed their compliance with the required standard as set out in the Model Code throughout the year ended 31 December 2006.

SCOPE OF WORK OF MESSRS. DELOITTE TOUCHE TOHMATSU

The figures in respect of the Group's consolidated balance sheet, consolidated income statement and the related notes thereto for the year ended 31 December 2006 as set out in the Preliminary Announcement have been agreed by the Group's auditors, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Group's audited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by Messrs. Deloitte Touche Tohmatsu on the Preliminary Announcement.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The annual report of the Group for the year ended 31 December 2006 containing all the information as required by Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 19 April 2007

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin as executive directors and Messrs. Lo Wai On, Lau Siu Ki and Zhang Jian as independent non-executive directors.

The Standard

30 April, 2007

COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

(website: http://www.colcapital.com.hk)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 28 June 2007 at 10:00 a.m. for the following purposes:–

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2006.
2. To consider and, if thought fit, declare a final dividend.
3. To re-elect Directors and authorize the board of Directors (the "**Board**") to fix their remuneration.
4. To re-appoint Auditors and authorize the Board to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the necessary ordinary resolutions with or without amendments granting a general mandate to the Directors:–
   i. to repurchase securities of the Company not exceeding 10% of its issued share capital as at the date of passing of the relevant resolution;
   ii. to issue additional securities of the Company not exceeding 20% of its issued share capital as at the date of passing of the relevant resolution; and
   iii. to extend the authority under sub-paragraph (ii) above by the addition thereto of such number of securities representing the aggregate nominal amount of issued share capital of the Company repurchased pursuant to the authority under sub-paragraph (i) above.

The full text of the proposed resolutions referred to the above is available for inspection at the principal place of business of the Company in Hong Kong at 47/F., China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong from the date hereof to the date of the Annual General Meeting and a circular containing the same and a copy of this notice will be delivered together with the 2006 Annual Report to the registered members of the Company.

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 30 April 2007

Notes:–

(i) Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(ii) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

(iii) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

COL Capital Limited

(Incorporated in Bermuda with limited liability)
(Stock code :383)
(website: http://www.colcapital.com.hk)

DISCLOSEABLE TRANSACTION

CONDITIONAL ACQUISITION OF 17.00 PER CENT. OF THE ISSUED SHARE CAPITAL OF SHANGHAI ALLIED CEMENT LIMITED

On 8th May, 2007, a placing agreement was executed, pursuant to which Tian An China Hotel and Oasis Star have agreed to place, through SHKIS, the Placing Shares (being 399,485,640 SAC Shares) to independent investors at a price of HK$0.70 per Placing Share. The Placing Shares amount to all the SAC Shares in which Tian An China Hotel and Oasis Star, as well as Tian An, are beneficially interested as at the date of this announcement and represent approximately 54.77 per cent. of the issued share capital of SAC as at the date of this announcement.

On 9th May, 2007, Taskwell (an indirect wholly-owned subsidiary of the Company) and SHKIS, as placing agent for Tian An China Hotel and Oasis Star, entered into the Agreement, pursuant to which Taskwell has conditionally agreed to acquire, and SHKIS has conditionally agreed to place as placing agent, the Placed Shares (being 124,000,000 SAC Shares, representing approximately 17.00 per cent. of the issued share capital of SAC as at the date of this announcement and approximately 31.04 per cent. of the Placing Shares), for an aggregate consideration of HK$87,762,812 (being HK$0.70 per Placed Share, with 1 per cent. brokerage, 0.1 per cent. stamp duty, 0.004 per cent. Securities and Futures Commission transaction levy, 0.005 per cent. Stock Exchange trading fee and 0.002 per cent. CCASS settlement fee).

Completion of the Placing (and hence the Acquisition) is conditional upon the shareholders of Tian An passing a resolution in general meeting approving the Placing.

The Company, through its indirect wholly-owned subsidiary Honest Opportunity, was beneficially interested in 72,858,680 SAC Shares, representing approximately 9.99 per cent. of the issued share capital of SAC under its securities trading portfolio as at the date of this announcement. Following completion of the Placing, the Company will become beneficially interested in an aggregate of approximately 26.99 per cent. of the issued share capital of SAC.

Following completion of the Placing, the Group will hold the Placed Shares as strategic long term investment and will be classified in the accounts as "Available for Sale Financial Assets" as defined under the Hong Kong Accounting Standards HKAS 39 issued by Hong Kong Institute of Certified Public Accountants.

The Acquisition constitutes a dislcoseable transaction for the Company, on the basis that the calculations of the assets and consideration ratios are both within the range of 5 per cent. and 25 per cent.

The Company will despatch a circular which contains, amongst other things, details of the terms of the Acquisition to the shareholders of the Company as soon as practicable.

The Acquisition is conditional and may or may not proceed. Accordingly, shareholders and prospective investors are reminded to exercise extreme caution when trading in the shares of the Company and in SAC Shares.

INTRODUCTION

The Directors are advised that on 8th May, 2007, a placing agreement was executed, pursuant to which Tian An China Hotel and Oasis Star have agreed to place, through SHKIS, the Placing Shares (being 399,485,640 SAC Shares) to independent investors at a price of HK$0.70 per Placing Share. The Placing Shares amount to all the SAC Shares in which Tian An China Hotel and Oasis Star, as well as Tian An, are beneficially interested as at the date of this announcement and represent approximately 54.77 per cent. of the issued share capital of SAC as at the date of this announcement.

On 9th May, 2007, Taskwell (an indirect wholly-owned subsidiary of the Company) and SHKIS, as placing agent for Tian An China Hotel and Oasis Star, entered into the Agreement, pursuant to which Taskwell has conditionally agreed to acquire, and SHKIS has conditionally agreed to place as placing agent, the Placed Shares (being 124,000,000 SAC Shares, representing approximately

Completion

Subject to fulfilment of the conditions set out in the Agreement, completion of the Acquisition will take place within six weeks from the date of the Agreement.

INFORMATION ABOUT THE COMPANY, HONEST OPPORTUNITY AND TASKWELL

The Company

The Company is a company incorporated in Bermuda with limited liability. Its shares are listed on the Main Board of the Stock Exchange.

The principal business activity of the Company is investment holding and through its subsidiaries engages in the distribution of telecommunications and information technology products, securities trading and investments, provision of financial services, property investment and strategic investment.

INTRODUCTION

The Directors are advised that on 8th May, 2007, a placing agreement was executed, pursuant to which Tian An China Hotel and Oasis Star have agreed to place, through SHKIS, the Placing Shares (being 399,485,640 SAC Shares) to independent investors at a price of HK$0.70 per Placing Share. The Placing Shares amount to all the SAC Shares in which Tian An China Hotel and Oasis Star, as well as Tian An, are beneficially interested as at the date of this announcement and represent approximately 54.77 per cent. of the issued share capital of SAC as at the date of this announcement.

On 9th May, 2007, Taskwell (an indirect wholly-owned subsidiary of the Company) and SHKIS, as placing agent for Tian An China Hotel and Oasis Star, entered into the Agreement, pursuant to which Taskwell has conditionally agreed to acquire, and SHKIS has conditionally agreed to place as placing agent, the Placed Shares (being 124,000,000 SAC Shares, representing approximately 17.00 per cent. of the issued share capital of SAC as at the date of this announcement and approximately 31.04 per cent. of the Placing Shares), for an aggregate consideration of HK$87,762,812 (being HK$0.70 per Placed Share, with 1 per cent. brokerage, 0.1 per cent. stamp duty, 0.004 per cent. Securities and Futures Commission transaction levy, 0.005 per cent. Stock Exchange trading fee and 0.002 per cent. CCASS settlement fee).

Completion of the Placing (and hence the Acquisition) is conditional upon the shareholders of Tian An passing a resolution in general meeting approving the Placing.

The Company, through its indirect wholly-owned subsidiary Honest Opportunity, was beneficially interested in 72,858,680 SAC Shares, representing approximately 9.99 per cent. of the issued share capital of SAC under its securities trading portfolio as at the date of this announcement. Following completion of the Placing, the Company will become beneficially interested in an aggregate of approximately 26.99 per cent. of the issued share capital of SAC.

THE AGREEMENT

Date

9th May, 2007.

Parties

(1) Taskwell as placee.

(2) SHKIS as placing agent for Tian An China Hotel and Oasis Star.

To the best of the Directors' knowledge, Tian An, Tian An China Hotel, Oasis Star and SHKIS and their respective ultimate owners are independent third parties not connected with the Company, any of its subsidiaries or any of their respective associates, or any of the connected persons of the Company, any of its subsidiaries or any of their respective associates (as defined in the Listing Rules).

The Placed Shares

The Placed Shares represent approximately 17.00 per cent. of the issued share capital of SAC as at the date of this announcement and approximately 31.04 per cent. of the Placing Shares. The Placed Shares will be acquired free from any encumbrance and together with all rights and benefits attaching or accruing to it on or after the date of the Completion.

Consideration

The consideration for the Acquisition is HK$87,762,812 (being HK$0.70 per Placed Share, with 1 per cent. brokerage, 0.1 per cent. stamp duty, 0.004 per cent. Securities and Futures Commission transaction levy, 0.005 per cent. Stock Exchange trading fee and 0.002 per cent. CCASS settlement fee). The consideration will be settled in cash and payable on completion. The consideration was arrived at after arm's length negotiations between Taskwell and SHKIS.

Payment of the consideration for the Acquisition will be funded by internal resources of the Company or borrowings, or a combination of both.

Conditions

Completion of the Placing (and hence the Acquisition) is conditional upon the shareholders of Tian An passing a resolution in general meeting approving the Placing.

The Acquisition is conditional and may or may not proceed. Accordingly, shareholders and prospective investors are reminded to exercise extreme caution when trading in the shares of the Company and in SAC Shares.

Completion

Subject to fulfilment of the conditions set out in the Agreement, completion of the Acquisition will take place within six weeks from the date of the Agreement.

INFORMATION ABOUT THE COMPANY, HONEST OPPORTUNITY AND TASKWELL

The Company

The Company is a company incorporated in Bermuda with limited liability. Its shares are listed on the Main Board of the Stock Exchange.

The principal business activity of the Company is investment holding and through its subsidiaries engages in the distribution of telecommunications and information technology products, securities trading and investments, provision of financial services, property investment and strategic investment.

Honest Opportunity

Honest Opportunity is a company incorporated in British Virgin Islands with limited liability. The principal business activity of Honest Opportunity is securities trading and investment. Honest Opportunity is an indirect wholly-owned subsidiary of the Company.

Taskwell

Taskwell is a company incorporated in British Virgin Islands with limited liability. The principal business activity of Taskwell is investment holding. Taskwell is an indirect wholly-owned subsidiary of the Company.

INFORMATION ABOUT TIAN AN, TIAN AN CHINA HOTEL AND OASIS STAR

Tian An is a company incorporated in Hong Kong with limited liability. Its shares are listed on the Main Board of the Stock Exchange.

The principal business of Tian An is investment holding. It is engaged principally in the development of high-end apartments, villas, office buildings and commercial properties, property investment, property management and hotel operation, as well as the manufacturing and sales of construction materials in China.

Tian An China Hotel and Oasis Star are both wholly-owned subsidiaries of Tian An.

INFORMATION ABOUT SHKIS

SHKIS is a corporation licensed under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to engaged in Type 1 (dealing in securities) and Type 4 (advising and securities) regulated activities.

INFORMATION ABOUT SAC

SAC is a company incorporated in Bermuda with limited liability. Its shares are listed on both the Main Board of the Stock Exchange and Singapore Exchange Securities Trading Limited.

The principal business of SAC is investment holding. It is engaged principally in the manufacturing and distribution of clinker, cement and slag powder for its continuing operations.

REASONS FOR AND BENEFITS OF THE ACQUISITION

It is the intention of the Company to continuously search for strategic investment opportunity. Following completion of the Placing, the Group will hold the Placed Shares as strategic long term investment and will be classified in the accounts as "Available for Sale Financial Assets" as defined under the Hong Kong Accounting Standards HKAS 39 issued by Hong Kong Institute of Certified Public Accountants. At each balance sheet date subsequent to initial recognition, "Available for Sale Financial Assets" are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on "Available of Sale Financial Assets" are recognised in profit or loss. Impairment losses on available for sale equity investments will not be reversed in profit or loss in subsequent periods.

Given that the placing price of HK$0.70 per SAC Share under the Placing represents a discount of approximately 62.57 per cent. to the closing price of HK$1.87 per SAC Share as quoted on the Stock Exchange on the last trading day of SAC Shares immediately before the date of this announcement, the Directors consider that the Acquisition represents a good opportunity for the Company to secure its strategic shareholding in SAC.

Having regard to the nature of and benefits resulting from the Acquisition, as well as the prevailing market prices of the SAC Shares and the financial position and business operation of SAC, the Directors believe that the terms of the Acquisition are fair and reasonable and are in the interests of the Company and the shareholders of the Company taken as a whole.

SUMMARY OF FINANCIAL RESULTS OF SAC

A summary of the audited results of SAC for the two years ended 31st December, 2005 and 31st December, 2006 are as follows:

	Year ended 31st December, 2006 *HK$'000*	2005 *HK$'000*
Turnover	384,931	345,300
Profit (loss) before tax	17,744	(25,058)
Profit (loss) for the year	7,194	(32,540)
Profit (loss) attributable to the equity holders of SAC	387	(35,233)

The audited net asset value of SAC as at 31st December, 2006 was approximately HK$300,647,000.

LISTING RULES IMPLICATIONS

The Acquisition constitutes a discloseable transaction for the Company, on the basis that the calculations of the assets and consideration ratios are both within the range of 5 per cent. and 25 per cent.

The Company will despatch a circular which contains, amongst other things, details of the terms of the Acquisition to the shareholders of the Company as soon as practicable.

DIRECTORS

As at the date of this announcement, the Directors are:

Executive Directors:
Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin

Independent non-executive Directors:
Mr. Lo Wai On, Mr. Lau Siu Ki, Kevin and Mr. Zhang Jian

DEFINITIONS

"Acquisition"	the conditional acquisition of the Placed Shares by Taskwell for an aggregate consideration of HK$87,762,812
"Agreement"	the agreement, as evidenced by a placing letter dated 9th May, 2007, entered into between the Taskwell and SHKIS, with respect to the Acquisition
"associates"	having the meaning ascribed to it under the Listing Rules
"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability, with its shares listed on the Main Board of the Stock Exchange (Stock Code: 383)
"connected person"	having the meaning ascribed to it under the Listing Rules
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Honest Opportunity"	Honest Opportunity Limited, a company incorporated in British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of the Company
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Oasis Star"	Oasis Star Limited, a company incorporated in the British Virgin Islands with limited liability, and an indirect wholly-owned subsidiary of Tian An
"Placed Shares"	124,000,000 SAC Shares placed to Taskwell, representing approximately 17.00 per cent. of the issued share capital of SAC as at the date of this announcement and approximately 31.04 per cent. of the placing shares
"Placing"	the conditional placing of the Placing Shares
"Placing Shares"	the 399,485,640 SAC Shares to be placed by SHKIS under the Placing
"SAC"	Shanghai Allied Cement Limited, a company incorporated in Bermuda with limited liability, with its shares listed on the Main Board of the Stock Exchange (Stock Code: 1060)
"SAC Shares"	ordinary shares of nominal value of HK$0.25 each in the issued share capital of SAC
"SHKIS"	Sun Hung Kai Investment Services Limited, a corporation licensed under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to engaged in Type 1 (dealing in securities) and Type 4 (advising and securities) regulated activities
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Taskwell"	Taskwell Limited, a company incorporated in British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of the Company
"Tian An"	Tian An China Investments Company Limited, a company incorporated in Hong Kong with limited liability, with its shares listed on the Main Board of the Stock Exchange (Stock Code: 28)
"Tian An China Hotel"	Tian An China Hotel and Property Investments Company Limited, a company incorporated in Hong Kong with limited liability and a direct wholly-owned subsidiary of Tian An

On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 14 May, 2007

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in COL Capital Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

(website: http://www.colcapital.com.hk)

DISCLOSEABLE TRANSACTION

5 February 2007

CONTENTS

Page

DEFINITIONS

In this circular, the following expressions have the meanings correspondingly ascribed below unless the context otherwise requires:

"Board"	the board of Directors
"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability, with its shares listed on the Main Board of the Stock Exchange
"Directors"	the directors of the Company
"Extended Loan Facility"	the Loan Facility provided by Join Capital to Extra Earn be extended from US$10,000,000 (equivalent to approximately HK$78,000,000) to US$15,000,000 (equivalent to approximately HK$117,000,000) subject to the terms and conditions of the Supplemental Loan Agreement
"Extra Earn"	Extra Earn Holdings Limited, a company incorporated in the British Virgin Islands with limited liability
"Extra Earn Mortgaged Shares"	all the issued shares of Extra Earn
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Join Capital"	Join Capital Limited, a company incorporated in Hong Kong with limited liability and is an indirect wholly-owned subsidiary of the Company
"Latest Practicable Date"	1 February 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Loan Agreement"	the loan agreement dated 27 November 2006 entered into between Join Capital as lender, Extra Earn as borrower and Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn as guarantor
"Loan Facility"	the loan facility up to US$10,000,000 (equivalent to approximately HK$78,000,000) provided by Join Capital to Extra Earn subject to the terms and conditions of the Loan Agreement
"Money Lenders Ordinance"	the Money Lenders Ordinance (Chapter 163 under the Laws of Hong Kong)
"PRC"	the People's Republic of China
"SFO"	Securities and Futures Ordinance (Chapter 571 under the Laws of Hong Kong)
"Shareholders"	the shareholders of the Company
"Share Mortgage"	the share mortgage dated 27 November 2006 entered into between the shareholders of Extra Earn as mortgagors, and Join Capital as mortgagee, pursuant to which the shareholders of Extra Earn shall create a first fixed mortgage in favour of Join Capital over the Extra Earn Mortgaged Shares as a continuing security for the due and punctual payment of the loan and interest and the due and punctual performance of all the obligations of Extra Earn contained in the Loan Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Loan Agreement"	the supplemental loan agreement dated 16 January 2007 entered into between Join Capital as lender, Extra Earn as borrower and Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn as guarantor

DEFINITIONS

"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent

COL Capital Limited
(Incorporated in Bermuda with limited liability)
(Stock Code: 383)
(website: http://www.colcapital.com.hk)

Executive Directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-Executive Directors:
Mr. Lo Wai On
Mr. Lau Siu Ki, Kevin
Mr. Zhang Jian

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
47th Floor
China Online Centre
333 Lockhart Road
Wan Chai
Hong Kong

5 February 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

1. INTRODUCTION

Reference is made to the announcement published by the Company on 28 November 2006 and the circular subsequently issued by the Company on 19 December 2006 whereby Join Capital entered into the Loan Agreement with Extra Earn, Lin Xu Ming and Ding Ming Shan, pursuant to which Join Capital agreed to make available to Extra Earn the Loan Facility up to US$10,000,000 (equivalent to approximately HK$78,000,000) for the working capital of Extra Earn in relation to the "Lian Yun Gang Korean Industrial City Land Development Project" (韓國工業城土地開發項目) in Lian Yun Gang, Jiang Su in PRC and Lin Xu Ming and Ding Ming Shan agreed to guarantee and indemnify Join Capital against all of Extra Earn's liability for repayment of the loan and interest under the Loan Agreement and Share Mortgage. The Loan Facility was secured by a Share Mortgage executed by shareholders of Extra Earn in favour of Join Capital in respect of the Extra Earn Mortgaged Shares.

The Company announced on 19 January 2007 that, Join Capital entered into the Supplemental Loan Agreement, pursuant to which Join Capital agreed to extend the Loan Facility available to Extra Earn under the Loan Agreement from US$10,000,000 (equivalent to approximately HK$78,000,000) to the Extended Loan Facility of US$15,000,000 (equivalent to approximately HK$117,000,000) with Lin Xu Ming and Ding Ming Shan agreeing to guarantee and indemnify Join Capital against all of Extra Earn's liability for repayment of the loan and interest under the Loan Agreement, the Supplemental Loan Agreement and the Share Mortgage.

As the applicable ratios under Rule 14.06 of the Listing Rules in respect of the Extended Loan Facility for the Company exceed 5% but are less than 25%, the transaction under the Supplemental Loan Agreement constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

The purpose of this circular is to provide the Shareholders with details of the Supplemental Loan Agreement and other information in accordance with the requirements of the Listing Rules.

2. THE SUPPLEMENTAL LOAN AGREEMENT

On 16 January 2007, Join Capital, Extra Earn, Lin Xu Ming and Ding Ming Shan entered into the Supplemental Loan Agreement, pursuant to which Join Capital agreed to extend the Loan Facility available to Extra Earn under the Loan Agreement from US$10,000,000 (equivalent to approximately HK$78,000,000) to the Extended Loan Facility of US$15,000,000 (equivalent to approximately HK$117,000,000) with Lin Xu Ming and Ding Ming Shan agreeing to guarantee and indemnify Join Capital against all of Extra Earn's liability for repayment of the loan and interest under the Loan Agreement, the Supplemental Loan Agreement and the Share Mortgage.

Saved as amended or modified by the Supplemental Loan Agreement, the Loan Agreement shall remain in full force and effect and are enforceable with its terms and binding upon the relevant contracting parties. The Supplemental Loan Agreement shall be read and construed as a supplement to, and shall form part of, the Loan Agreement.

3. REASONS FOR AND BENEFIT OF THE TRANSACTION

Join Capital is a licensed money lender. The provision of the Extended Loan Facility is a transaction carried out as part of the ordinary and usual course of business activities of Join Capital. The Extended Loan Facility will provide interest income to Join Capital.

The Directors consider that the Loan Agreement, the Supplemental Loan Agreement and the Share Mortgage are being entered into on normal commercial terms and are fair and reasonable as far as the Shareholders as a whole are concerned.

The Directors also confirm that, to the best of their knowledge, information and belief having made all reasonable enquiry, Extra Earn and its ultimate beneficial owners, Lin Xu Ming and Ding Ming Shan are independent third parties not connected with any of the Directors, chief executives or substantial shareholders of the Company or any of its subsidiaries or their respective associates, as defined in the Listing Rules.

4. FINANCIAL EFFECT OF THE TRANSACTION

The Directors consider the transaction under the Supplemental Loan Agreement represents an opportunity to generate profit resulting from interest repayment under the Extended Loan Facility and that this will increase the revenue, earnings and net asset value of the Group.

Further, the Directors are of the view that the granting of the Extended Loan Facility will not have a material effect on the assets and liabilities of the Group.

5. LISTING RULES IMPLICATIONS

As the applicable percentage ratios under Rule 14.06 of the Listing Rules in respect of the Extended Loan Facility for the Company exceed 5% but are less than 25%, the transaction under the Supplemental Loan Agreement constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

6. INFORMATION OF THE COMPANY

The Company

The principal business activity of the Company is investment holding and through its subsidiaries engages in the distribution of telecommunications and information technology products, securities trading and investments, provision of financial services, property investment and strategic investment.

Join Capital

Join Capital is principally engaged in the money lending business and holds a money lenders licence under the Money Lenders Ordinance.

7. INFORMATION OF THE BORROWER

Extra Earn

The principal business activity of Extra Earn is investment holding. The principal activity of Extra Earn's subsidiary is property investment and development.

8. GENERAL

Your attention is drawn to the general information of the Company set out in the appendix to this circular.

Yours faithfully,
On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' interests

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions, if any, which they were taken or deemed to have under such provisions of the SFO); (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to in such provisions of the SFO; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to be notified to the Company and the Stock Exchange:

Name of Director	Personal interests	Corporate interests	Other interests	Total	Percentage over all issued Shares
Ms. Chong Sok Un	–	106,512,400 *(Note 1)*	–	106,512,400	37.65%

Notes:

(1) As at the Latest Practicable Date, Vigor Online Offshore Limited ("Vigor Online"), a wholly-owned subsidiary of China Spirit Limited ("China Spirit") and Bilistyle Investments Limited ("Bilistyle") held 105,248,000 and 1,264,400 ordinary shares of the Company respectively. Ms. Chong maintains 100% beneficial interests in both China Spirit and Bilistyle. Accordingly, Ms. Chong is deemed to have corporate interests in 106,512,400 ordinary shares of the Company.

(2) The interests stated above represented long position.

(b) Substantial Shareholders' interests

Save as disclosed below, the Directors and the chief executive of the Company were not aware that there was any person who, as at the Latest Practicable Date, had an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would fall to be disclosed under provisions of Division 2 and 3 of Part XV of the SFO, or who, as at the Latest Practicable Date, was directly and indirectly interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Group.

Name	Capacity	Number of Shares held	Percentage over all issued Shares
Ms. Chong Sok Un	Held by controlled corporation *(Note 1 & 2)*	106,512,400	37.65%
China Spirit Limited	Held by controlled corporation *(Note 2)*	105,248,000	37.21%
Vigor Online	Beneficial owner	105,248,000	37.21%

Note:

1. As at the Latest Practicable Date, Bilistyle held 1,264,400 ordinary shares of the Company and Ms. Chong maintains 100% beneficial interest in Bilistyle. Accordingly, Ms. Chong is deemed to be interested in 1,264,400 ordinary shares of the Company under the SFO.

2. As at the Latest Practicable Date, Vigor Online is a wholly-owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 105,248,000 ordinary shares of the Company under the SFO.

3. All interests stated above represented long positions.

3. SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation (other than statutory compensation).

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors and their respective associates were considered to have interests in businesses apart from the Group's businesses which compete, or are likely to compete, either directly or indirectly, with the businesses of the Group pursuant to Rule 8.10 of the Listing Rules.

5. LITIGATION

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000 (equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the financial statements in connection with the claim. Digital TV filed a defence in this section on 14 December 1998 and nCube had failed to take further action since that date. There was no progress during the year in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Companies Ordinance for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4 May 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7 May 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of this document. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the financial statements in connection with the claims.

Save and except for the matters specified above, neither the Company nor any of its subsidiaries is engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

6. GENERAL

(a) The registered office of the Company is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The head office and principal place of business in Hong Kong of the Company is 47th Floor, China Online Centre, 333 Lockhart Road, Wan Chai, Hong Kong.

(c) The secretary of the Company is Ms. Fung Ching Man, Ada, an associate member of the Institute of Chartered Secretaries and Administrators.

(d) The qualified accountant of the Company is Mr. Kong Muk Yin. He graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants.

(e) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda.

(f) The Hong Kong branch share registrar of the Company is Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wan Chai, Hong Kong.

(g) This circular is prepared in both English and Chinese. In the event of inconsistency, the English text shall prevail.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下COL Capital Limited（中國網絡資本有限公司*）股份全部**售出或轉讓**，應立即將本通函送交買方或承讓人、或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

COL Capital Limited
中國網絡資本有限公司*
（於百慕達註冊成立之有限公司）
（股份代號：383）
（網址：http://www.colcapital.com.hk）

須予披露交易

二零零七年二月五日

* *中文名稱僅供識別*

目　錄

於本通函內，除文義另有指明外，下列詞彙具有如下相應涵義：

「董事會」	指	董事會
「本公司」	指	中國網絡資本有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司董事
「增額備用貸款」	指	邦盈提供予Extra Earn之備用貸款，根據補充貸款協議之條款及條件由10,000,000美元（約相當於78,000,000港元）提高至15,000,000美元（約相當於117,000,000港元）
「Extra Earn」	指	Extra Earn Holdings Limited，一間於英屬處女群島註冊成立之有限公司
「已抵押Extra Earn股份」	指	Extra Earn之所有已發行股份
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「香港」	指	中國香港特別行政區
「邦盈」	指	邦盈有限公司，一間於香港註冊成立之有限公司，並為本公司之間接全資附屬公司
「最後實際可行日期」	指	二零零七年二月一日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則

「貸款協議」	指	邦盈（作為放款人）、Extra Earn（作為借款人）及Extra Earn全部已發行股本之最終實益擁有人林旭明及丁明山（作為擔保人）於二零零六年十一月二十七日訂立之貸款協議
「備用貸款」	指	邦盈根據貸款協議之條款及條件提供予Extra Earn之備用貸款最多為10,000,000美元（約相當於78,000,000港元）
「放債人條例」	指	香港法例第163章放債人條例
「中國」	指	中華人民共和國
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	本公司股東
「股份抵押」	指	Extra Earn股東（作為抵押人）與邦盈（作為承押人）於二零零六年十一月二十七日訂立之股份抵押，據此，Extra Earn股東將就已抵押Extra Earn股份向邦盈作出第一固定抵押，以作為妥為及準時支付貸款連同利息、以及Extra Earn妥為及準時履行貸款協議所載之所有責任之持續保證
「聯交所」	指	香港聯合交易所有限公司
「補充貸款協議」	指	邦盈（作為放款人）、Extra Earn（作為借款人）及Extra Earn全部已發行股本之最終實益擁有人林旭明及丁明山（作為擔保人）於二零零七年一月十六日訂立之補充貸款協議

釋　義

「美元」	指	美元，美利堅合眾國之法定貨幣
「%」	指	百分比

COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)
(網址：http://www.colcapital.com.hk)

執行董事：
莊淑涴女士 *(主席)*
王炳忠拿督
江木賢先生

獨立非執行董事：
勞偉安先生
劉紹基先生
張　健先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港之總辦事處及
主要營業地點：
香港
灣仔
駱克道333號
中國網絡中心
47樓

敬啟者：

須予披露交易

1. 緒言

謹此提述本公司於二零零六年十一月二十八日刊登之公佈及本公司其後於二零零六年十二月十九日刊發之通函，按其所載：邦盈與Extra Earn、林旭明及丁明山訂立貸款協議，據此，邦盈同意向Extra Earn提供備用貸款最多10,000,000美元(約相當於78,000,000港元)，作為Extra Earn有關位於中國江蘇連雲港的「韓國工業城土地開發項目」的營運資金，而林旭明及丁明山同意就Extra Earn償還貸款協議及股份抵押項下的貸款及利息的全部責任，向邦盈作出擔保及彌償保證。備用貸款由Extra Earn股東以邦盈為受益方就已抵押Extra Earn股份簽立之股份抵押所保證。

* *中文名稱僅供識別*

本公司於二零零七年一月十九日宣佈，邦盈、Extra Earn、林旭明及丁明山訂立補充貸款協議，據此，邦盈同意將貸款協議提供予Extra Earn之備用貸款由10,000,000美元（相等於約78,000,000港元）提高至增額備用貸款15,000,000美元（相等於約117,000,000港元），而林旭明及丁明山同意就Extra Earn償還貸款協議、補充貸款協議及股份抵押項下的貸款及利息的全部責任，向邦盈作出擔保及彌償保證。

由於根據上市規則第14.06條增額備用貸款對本公司而言之適用比率高於5%但低於25%，補充貸款協議項下交易構成上市規則第14章下本公司的須予披露交易。

本通函旨在根據上市規則之規定向股東提供補充貸款協議之詳情及其他資料。

2. 補充貸款協議

於二零零七年一月十六日，邦盈、Extra Earn、林旭明及丁明山訂立補充貸款協議，據此，邦盈同意將貸款協議提供予Extra Earn之備用貸款由10,000,000美元（相等於約78,000,000港元）提高至增額備用貸款15,000,000美元（相等於約117,000,000港元），而林旭明及丁明山同意就Extra Earn償還貸款協議、補充貸款協議及股份抵押項下的貸款及利息的全部責任，向邦盈作出擔保及彌償保證。

除經由補充貸款協議修訂或改動外，貸款協議將仍然具有十足效力及作用，並可按照其條款強制執行及對有關訂約方具約束力。補充貸款協議應作為貸款協議之補充閱讀及解釋，並構成貸款協議之一部份。

3. 交易的理由及得益

邦盈為持牌放債人。增額備用貸款是在邦盈日常業務過程中提供。增額備用貸款將為邦盈提供利息收入。

董事認為貸款協議、補充貸款協議及股份抵押均以一般商業條款為基準訂立，並對整體股東誠屬公平合理。

董事亦確認，經彼等作出一切合理查詢後所深知、所得資料及確信，Extra Earn及其最終實益擁有人、林旭明及丁明山皆為獨立第三方，與任何董事、本公司或其任何附屬公司之主要行政人員或主要股東或彼等各自之聯繫人士（定義見上市規則）概無關連。

4. 交易之財務影響

董事認為補充貸款協議項下之交易可藉增額備用貸款之利息還款產生溢利，而此舉將可提升本集團之收益、盈利及資產淨值。

此外，董事認為授出增額備用貸款並不會對本集團之資產及負債帶來重大影響。

5. 上市規則之含義

由於根據上市規則第14.06條備用貸款對本公司而言之適用百分比率高於5%但低於25%，補充貸款協議項下擬進行之交易構成上市規則第14章下本公司的須予披露交易。

6. 本公司的資料

本公司

本公司的主要業務為投資控股，及透過其附屬公司從事分銷電訊及資訊科技產品、證券買賣及投資、提供金融服務、物業投資以及策略性投資。

邦盈

邦盈主要從事放款業務並持有放債人條例規定之放債人牌照。

7. 借款人的資料

Extra Earn

Extra Earn的主要業務為投資控股。Extra Earn屬下附屬公司的主要業務為物業投資及發展。

8. 一般事項

謹請 閣下垂注本通函附錄所載關於本公司之一般資料。

、 此 致

列位股東 台照

代表董事會
中國網絡資本有限公司
主席
莊淑浣
謹啟

二零零七年二月五日

1. 責任聲明

本通函所載資料，乃遵照上市規則所規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，本通函所表達之一切意見乃經審慎周詳考慮後始行發表，且本通函並無遺漏任何其他事實，以致其所載之任何聲明有誤導成份。

2. 權益披露

(a) 董事權益

除下文所披露者外，於最後實際可行日期，董事及本公司高級行政人員，概無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有任何權益或淡倉，而(i)根據證券及期貨條例第XV部第7及第8部份（包括根據證券及期貨條例之規定被當作或視為擁有之權益及淡倉（如有））須知會本公司及聯交所；(ii)根據證券及期貨條例第352條須載入證券及期貨條例之該等規定所述之登記名冊中；或(iii)根據上市規則附錄10所載上市發行人董事進行證券交易的標準守則須知會本公司及聯交所：

董事姓名	個人權益	公司權益	其他權益	總計	佔所有已發行股份之百分比
莊淑涴女士	–	106,512,400股 *(附註1)*	–	106,512,400股	37.65%

附註：

(1) 於最後實際可行日期，Vigor Online Offshore Limited（「Vigor Online」）乃China Spirit Limited（「China Spirit」）之全資附屬公司，其與Bilistyle Investments Limited（「Bilistyle」）分別持有本公司105,248,000股及1,264,400股普通股股份。莊女士於China Spirit及Bilistyle均擁有100%實益權益，故被視為擁有本公司106,512,400股普通股股份之公司權益。

(2) 上述權益屬於好倉。

(b) 主要股東之權益

除下文所披露者外，據董事及本公司高級行政人員所知，於最後實際可行日期，並無任何人士於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及第3部份之條文予以披露，或於最後實際可行日期直接及間接持有附帶可於所有情況下在本集團任何股東大會上投票權利之任何類別股本面值10%或以上之權益。

名稱	身份	所持股份數目	佔所有已發行股份百分比
莊淑涴女士	所控制的公司持有（*附註1及2*）	106,512,400	37.65%
China Spirit Limited	所控制的公司持有（*附註2*）	105,248,000	37.21%
Vigor Online	實益擁有人	105,248,000	37.21%

附註：

1. 於最後實際可行日期，Bilistyle持有本公司1,264,400股普通股股份，而莊女士於Bilistyle擁有100%實益權益。因此，根據證券及期貨條例，莊女士被視為擁有本公司1,264,400股普通股股份之權益。

2. 於最後實際可行日期，Vigor Online乃China Spirit之全資附屬公司，而莊女士於China Spirit擁有100%實益權益。因此，根據證券及期貨條例，China Spirit及莊女士均被視為擁有本公司105,248,000股普通股股份之權益。

3. 上述所有權益均指長倉。

3. 董事之服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂立並非於一年內屆滿或於一年內可由本集團成員公司終止而不作賠償（法定賠償除外）之任何現有或擬定服務合約。

4. 董事於競爭業務之權益

於最後實際可行日期，根據上市規則第8.10條，除本集團業務外，董事及彼各自之聯繫人士概無被認為於足以或可能與本集團業務構成直接或間接競爭之業務中擁有任何權益。

5. 訴訟

(a) 於一九九八年十一月，nCube Corporation（「nCube」）向本公司之附屬公司香港數碼電視有限公司（「數碼電視」，前稱星光互動電視有限公司）及Star Telecom Services Limited（「STSL」，前稱香港星光國際網絡有限公司）發出令狀，就指稱數碼電視向nCube購買兩套MediaCube 3000系統，提出索償約1,980,000美元（約相當於15,305,000港元）連同利息之款項。nCube對STSL提出索償乃以數碼電視與nCube之間之合約上之STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL不大可能要對nCube之索償負上法律責任。數碼電視亦正對nCube之索償作出抗辯，並已徵詢法律意見。

根據律師意見，數碼電視有合理依據就有關索償提出抗辯，故並未就有關索償在財務報表中作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟於年內並無任何進展。

(b) Stellar One Corporation（「Stellar One 」）根據公司條例第178條於一九九八年十一月，向數碼電視發出要求償還約1,152,000美元（約相當於8,983,000港元）之法定付款要求。Stellar One於一九九八年十二月提出一項將數碼電視清盤之呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前支付200,000港元予法院，作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費254,000港元。Stellar One已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。

於本文件刊發之日，數碼電視已徵詢法律意見，並獲告知有關仲裁訴訟並未展開。根據律師意見，數碼電視有合理依據就有關索償提出抗辯，故並未就該項索償於財務報表中作出任何撥備。

除上文所指之事項外，本公司及其任何附屬公司概無涉及任何重大訴訟或索償，而據董事所知，本集團任何成員公司概無任何尚未了結或可能面臨或已提出之重大訴訟或索償。

6. 一般事項

(a) 本公司之註冊辦事處設於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(b) 本公司之香港總辦事處及主要營業地點設於香港灣仔駱克道333號中國網絡中心47樓。

(c) 本公司之秘書為馮靖文女士，彼為英國特許秘書及行政人員公會會員。

(d) 本公司之合資格會計師為江木賢先生。彼畢業於香港城市大學，持有工商管理學士學位。彼為英國特許認可會計師公會之資深會員及香港會計師公會之成員。

(e) 主要股份過戶登記處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda。

(f) 本公司之香港股份過戶登記處為登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(g) 本通函乃以中英文編寫。如有任何歧義，概以英文本為準。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in COL Capital Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

COL Capital Limited
(Incorporated in Bermuda with limited liability)
(Stock Code: 383)
(website: http://www.colcapital.com.hk)

DISCLOSEABLE TRANSACTION

19 December 2006

CONTENTS

In this circular, the following expressions have the meanings correspondingly ascribed below unless the context otherwise requires:

"Board"	the board of Directors
"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability, with its shares listed on the Main Board of the Stock Exchange
"Directors"	the directors of the Company
"Extra Earn"	Extra Earn Holdings Limited, a company incorporated in the British Virgin Islands with limited liability
"Extra Earn Mortgaged Shares"	all the issued shares of Extra Earn
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Join Capital"	Join Capital Limited, a company incorporated in Hong Kong with limited liability and is an indirect wholly-owned subsidiary of the Company
"Latest Practicable Date"	14 December 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loan Agreement"	the loan agreement dated 27 November 2006 entered into between Join Capital as lender, Extra Earn as borrower and the ultimate beneficial owners of the entire issued share capital of Extra Earn as guarantor
"Loan Facility"	the loan facility up to US$10,000,000 (equivalent to approximately HK$78,000,000) provided by Join Capital to Extra Earn subject to the terms and conditions of the Loan Agreement

"Money Lenders Ordinance"	the Money Lenders Ordinance (Chapter 163 under the Laws of Hong Kong)
"PRC"	the People's Republic of China
"SFO"	Securities and Futures Ordinance (Chapter 571 under the Laws of Hong Kong)
"Shareholders"	the shareholders of the Company
"Share Mortgage"	the share mortgage to be made between the shareholders of Extra Earn as mortgagors, and Join Capital as mortgagee, pursuant to which the shareholders of Extra Earn shall create a first fixed mortgage in favour of Join Capital over the Extra Earn Mortgaged Shares as a continuing security for the due and punctual payment of the loan and interest and the due and punctual performance of all the obligations of Extra Earn contained in the Loan Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the granting of the Loan Facility under the Loan Agreement
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent

COL Capital Limited
(Incorporated in Bermuda with limited liability)
(Stock Code: 383)
(website: http://www.colcapital.com.hk)

Executive Directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-Executive Directors:
Mr. Lo Wai On
Mr. Lau Siu Ki, Kevin
Mr. Zhang Jian

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
47th Floor
China Online Centre
333 Lockhard Road
Wan Chai
Hong Kong

19 December 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

1. INTRODUCTION

On 28 November 2006, the Company made an announcement that Join Capital, an indirect wholly-owned subsidiary of the Company has on 27 November 2006 entered into the Loan Agreement with Extra Earn in respect of a discloseable transaction regarding the granting of the Loan Facility to Extra Earn.

As the applicable percentage ratios under Rule 14.06 of the Listing Rules in respect of the Loan Facility for the Company exceed 5% but are less than 25%, the Transaction constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

The purpose of this circular is to provide the Shareholders with details of the Transaction and other information in accordance with the requirements of the Listing Rules.

2. GENERAL INFORMATION OF THE TRANSACTION

On 27 November 2006, Join Capital, an indirect wholly-owned subsidiary of the Company, entered into the Loan Agreement with Extra Earn, pursuant to which Join Capital agreed to make available to Extra Earn the Loan Facility up to US$10,000,000 (equivalent to approximately HK$78,000,000) for the working capital of Extra Earn in relation to the "Lian Yun Gang Korean Industrial City Land Development Project" (韓國工業城土地開發項目) in Lian Yun Gang, Jiang Su in PRC, with Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn agreeing to guarantee and indemnify Join Capital against all of Extra Earn's liability for repayment of the loan and interest under the Loan Agreement and the Share Mortgage. The Loan Facility was secured by a Share Mortgage executed by shareholders of Extra Earn in favour of Join Capital in respect of the Extra Earn Mortgaged Shares.

3. PRINCIPAL TERMS OF THE LOAN AGREEMENT AND THE SHARE MORTGAGE

The Loan Agreement

The principal terms of the Loan Agreement are as follows:

Date: 27 November 2006

Parties:

Lender	Join Capital
Borrower	Extra Earn
Guarantor	Lin Xu Ming and Ding Ming Shan

Loan Facility: a loan facility up to US$10,000,000 (equivalent to approximately HK$78,000,000) subject to and in accordance with the terms and conditions of the Loan Agreement

Purpose of the Loan Facility: for working capital of Extra Earn in relation to the "LianYunGang Korean Industrial City Land Development Project" (韓國工業城土地開發項目) in Lian Yun Gang, Jiang Su in PRC

Terms of the Loan Facility: the Loan Facility is available to Extra Earn for a term of 12 months from the date of the first drawdown. The loan together with interest under the Loan Agreement is to be repaid on the day falling 12 months from the date of the first drawdown and the Loan Facility may be extended upon the request of Extra Earn. Extra Earn shall pay interest on the loan at the rate of 10% per annum, which rate was arrived at after arm's length negotiation between Join Capital and Extra Earn, and reflects the normal commercial rate. Interest on the loan shall accrue from day to day

and be calculated on the outstanding loan amount on the basis of a year of 360 days and the actual number of days elapsed. All of Extra Earn's liability for repayment of the loan together with interest under the Loan Agreement and the Share Mortgage is guaranteed and indemnified by Lin Xu Ming and Ding Ming Shan, being the ultimate beneficial owners of the entire issued share capital of Extra Earn

The Share Mortgage

As a condition precedent to Join Capital agreeing to grant the Loan Facility pursuant to the terms of the Loan Agreement, shareholders of Extra Earn shall execute a share mortgage in favour of Join Capital in respect of the Extra Earn Mortgaged Shares.

Pursuant to the terms of the Share Mortgage, shareholders of Extra Earn as the registered and beneficial owners of the Extra Earn Mortgaged Shares mortgage, charge and assign by way of first fixed mortgage the Extra Earn Mortgaged Shares to Join Capital as a continuing security for the due and punctual payment of the loan and interest and the due and punctual performance of all the obligations of Extra Earn contained in the Loan Agreement.

4. REASONS FOR AND BENEFIT OF THE TRANSACTION

Join Capital is a licensed money lender. The provision of the Loan Facility is a transaction carried out as part of the ordinary and usual course of business activities of Join Capital. The Loan Facility will provide interest income to Join Capital.

The Directors consider that the Loan Agreement and the Share Mortgage are being entered into on normal commercial terms and are fair and reasonable as far as the Shareholders as a whole are concerned.

The Directors also confirm that, to the best of their knowledge, information and belief having made all reasonable enquiry, Extra Earn and its ultimate beneficial owners are independent third parties not connected with any of the Directors, chief executives or substantial shareholders of the Company or any of its subsidiaries or their respective associates, as defined in the Listing Rules.

5. FINANCIAL EFFECT OF THE TRANSACTION

The Directors consider the Transaction represents an opportunity to generate profit resulting from interest repayment under the Loan Facility and that this will increase the revenue, earnings and net asset value of the Group.

Further, the Directors are of the view that the granting of the Loan Facility will not have a material effect on the assets and liabilities of the Group.

6. LISTING RULES IMPLICATIONS

As the applicable percentage ratios under Rule 14.06 of the Listing Rules in respect of the Loan Facility for the Company exceed 5% but are less than 25%, the Transaction constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

7. INFORMATION OF THE COMPANY

The Company

The principal business activity of the Company is investment holding and through its subsidiaries engages in the distribution of telecommunications and information technology products, securities trading and investments, provision of financial services, property investment and strategic investment.

Join Capital

Join Capital is principally engaged in the money lending business and holds a money lenders licence under the Money Lenders Ordinance.

8. INFORMATION OF THE BORROWER

Extra Earn

The principal business activity of Extra Earn is investment holding. The principal activity of Extra Earn's subsidiary is property investment and development.

9. GENERAL

Your attention is drawn to the general information of the Company set out in the appendix to this circular.

Yours faithfully,
On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' interests

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions, if any, which they were taken or deemed to have under such provisions of the SFO); (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to in such provisions of the SFO; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to be notified to the Company and the Stock Exchange:

Name of Director	Personal interests	Corporate interests	Other interests	Total	Percentage over all issued Shares
Ms. Chong Sok Un	–	106,512,400 *(Note 1)*	–	106,512,400	37.65%

Notes:

(1) As at the Latest Practicable Date, Vigor Online Offshore Limited ("Vigor Online"), a wholly-owned subsidiary of China Spirit Limited ("China Spirit") and Bilistyle Investments Limited ("Bilistyle") held 105,248,000 and 1,264,400 ordinary shares of the Company respectively. Ms. Chong maintains 100% beneficial interests in both China Spirit and Bilistyle. Accordingly, Ms. Chong is deemed to have corporate interests in 106,512,400 ordinary shares of the Company.

(2) The interests stated above represented long position.

(b) Substantial Shareholders' interests

Save as disclosed below, the Directors and the chief executive of the Company were not aware that there was any person who, as at the Latest Practicable Date, had an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would fall to be disclosed under provisions of Division 2 and 3 of Part XV of the SFO, or who, as at the Latest Practicable Date, was directly and indirectly interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Group.

Name	Capacity	Number of Shares held	Percentage over all issued Shares
Ms. Chong Sok Un	Held by controlled corporation *(Note 1 & 2)*	106,512,400	37.65%
China Spirit Limited	Held by controlled corporation *(Note 2)*	105,248,000	37.21%
Vigor Online	Beneficial owner	105,248,000	37.21%

Note:

1. As at the Latest Practicable Date, Bilistyle held 1,264,400 ordinary shares of the Company and Ms. Chong maintains 100% beneficial interest in Bilistyle. Accordingly, Ms. Chong is deemed to be interested in 1,264,400 ordinary shares of the Company under the SFO.

2. As at the Latest Practicable Date, Vigor Online is a wholly-owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 105,248,000 ordinary shares of the Company under the SFO.

3. All interests stated above represented long positions.

2. SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation (other than statutory compensation).

3. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors and their respective associates were considered to have interests in businesses apart from the Group's businesses which compete, or are likely to compete, either directly or indirectly, with the businesses of the Group pursuant to Rule 8.10 of the Listing Rules.

4. LITIGATION

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000 (equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the financial statements in connection with the claim. Digital TV filed a defence in this section on 14 December 1998 and nCube had failed to take further action since that date. There was no progress during the year in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Companies Ordinance for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4 May 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7 May 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of this document. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the financial statements in connection with the claims.

Save and except for the matters specified above, neither the Company nor any of its subsidiaries is engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

5. GENERAL

(a) The registered office of the Company is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The head office and principal place of business in Hong Kong of the Company is 47th Floor, China Online Centre, 333 Lockhard Road, Wan Chai, Hong Kong.

(c) The secretary of the Company is Ms. Fung Ching Man, Ada, an associate member of the Institute of Chartered Secretaries and Administrators.

(d) The qualified accountant of the Company is Mr. Kong Muk Yin. He graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants.

(e) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda.

(f) The Hong Kong branch share registrar of the Company is Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wan Chai, Hong Kong.

(g) This circular is prepared in both English and Chinese. In the event of inconsistency, the English text shall prevail.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下COL CAPITAL LIMITED（中國網絡資本有限公司*）股份全部**售出或轉讓**，應立即將本通函送交買方或承讓人，或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)
(網址：http://www.colcapital.com.hk)

須予披露交易

二零零六年十二月十九日

* *中文名稱僅供識別*

目　錄

頁次

釋 義

於本通函內，除文義另有指明外，下列詞彙具有如下相應涵義：

「董事會」	指	董事會
「本公司」	指	中國網絡資本有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司董事
「Extra Earn」	指	Extra Earn Holdings Limited，一間於英屬處女群島註冊成立之有限公司
「已抵押Extra Earn股份」	指	Extra Earn之所有已發行股份
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「香港」	指	中國香港特別行政區
「邦盈」	指	邦盈有限公司，一間於香港註冊成立之有限公司，並為本公司之間接全資附屬公司
「最後實際可行日期」	指	二零零六年十二月十四日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「貸款協議」	指	邦盈（作為放款人）、Extra Earn（作為借款人）及Extra Earn全部已發行股本之最終實益擁有人（作為擔保人）於二零零六年十一月二十七日訂立之貸款協議
「備用貸款」	指	邦盈根據貸款協議之條款及條件提供予Extra Earn之備用貸款最多為10,000,000美元（約相當於78,000,000港元）

「放債人條例」	指	香港法例第163章放債人條例
「中國」	指	中華人民共和國
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	本公司股東
「股份抵押」	指	Extra Earn股東(作為抵押人)與邦盈(作為承押人)將訂立之股份抵押,據此,Extra Earn股東將就已抵押Extra Earn股份向邦盈作出第一固定抵押,以作為妥為及準時支付貸款連同利息、以及Extra Earn妥為及準時履行貸款協議所載之所有責任之持續保證
「聯交所」	指	香港聯合交易所有限公司
「交易」	指	根據貸款協議授出備用貸款
「美元」	指	美元,美利堅合眾國之法定貨幣
「%」	指	百分比

COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號:383)
(網址:http://www.colcapital.com.hk)

執行董事:
莊淑涴女士 *(主席)*
王炳忠傘督
江木賢先生

獨立非執行董事:
勞偉安先生
劉紹基先生
張 健先生

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港之總辦事處及
主要營業地點:
香港
灣仔
駱克道333號
中國網絡中心
47樓

敬啟者:

須予披露交易

1. 緒言

於二零零六年十一月二十八日,本公司宣佈,本公司之間接全資附屬公司邦盈於二零零六年十一月二十七日與Extra Earn就關於授出備用貸款予Extra Earn之須予披露交易訂立貸款協議。

由於根據上市規則第14.06條備用貸款對本公司而言之適用比率高於5%但低於25%,交易構成上市規則第14章下本公司的須予披露交易。

本通函旨在向股東提供交易之詳情及上市規則所規定之其他資料。

* *中文名稱僅供識別*

2. 交易之一般資料

於二零零六年十一月二十七日，本公司之間接全資附屬公司邦盈與Extra Earn訂立貸款協議，據此，邦盈同意向Extra Earn提供備用貸款最多10,000,000美元（約相當於78,000,000港元），作為Extra Earn有關位於中國江蘇連雲港的「韓國工業城土地開發項目」的營運資金，而林旭明及丁明山（Extra Earn全部已發行股本的最終實益擁有人）同意就Extra Earn償還貸款協議及股份抵押項下的貸款及利息的全部責任，向邦盈作出擔保及彌償保證。備用貸款由Extra Earn股東以邦盈為受益方就已抵押Extra Earn股份簽立之股份抵押所保證。

3. 貸款協議及股份抵押之主要條款

貸款協議

貸款協議之主要條款載列如下：

日期：	二零零六年十一月二十七日
訂約方：	*貸款人* 邦盈 *借款人* Extra Earn *擔保人* 林旭明及丁明山
備用貸款：	為數最多10,000,000美元（約相當於78,000,000港元）之備用貸款，受限於並按照貸款協議的條款及條件作出
備用貸款之目的：	用作Extra Earn有關位於中國江蘇連雲港的「韓國工業城土地開發項目」的營運資金
備用貸款條款：	備用貸款將於首次提取後十二個月內可供Extra Earn取用。貸款協議下之貸款連同利息須於首次提取日期後滿十二個月當日償還，而備用貸款可應Extra Earn的要求延期。Extra Earn須支付的利息，是以10厘年利率計算，此利率是邦盈與Extra Earn經公平磋商後達致及符合正常商

業息率水平。貸款利息將以一年日數為360日作基準按實際已過日數計算之未償還貸款額每日累算。Extra Earn償還貸款協議及股份抵押項下的貸款及利息的全部責任，會由林旭明及丁明山（即Extra Earn全部已發行股本的最終實益擁有人）作出擔保及彌償保證。

股份抵押

作為邦盈同意根據貸款協議的條款授予備用貸款的先決條件，Extra Earn股東須以邦盈為受益方就已抵押Extra Earn股份簽立一項股份抵押。

根據股份抵押的條款，Extra Earn股東作為已抵押Extra Earn股份的登記及實益擁有人以第一固定抵押權形式把已抵押Extra Earn股份按出、抵押及轉讓予邦盈，作為Extra Earn妥善準時地償還貸款及利息以及妥善準時地履行貸款協議所載Extra Earn所有責任之持續保證。

4. 交易的理由及得益

邦盈為持牌放債人。備用貸款是在邦盈日常業務過程中提供。備用貸款將為邦盈提供利息收入。

董事認為貸款協議及股份抵押均以一般商業條款為基準訂立，並對整體股東誠屬公平合理。

董事亦確認，經彼等作出一切合理查詢後所深知、所得資料及確信，Extra Earn及其最終實益擁有人皆為獨立第三方，與任何董事、本公司或其任何附屬公司之主要行政人員或主要股東或彼等各自之聯繫人士（定義見上市規則）概無關連。

5. 交易之財務影響

董事認為交易可藉備用貸款之利息還款產生溢利，而此舉將可提升本集團之收益、盈利及資產淨值。

此外，董事認為授出備用貸款並不會對本集團之資產及負債帶來重大影響。

6. 上市規則之含義

由於根據上市規則第14.06條備用貸款對本公司而言之適用百分比率高於5%但低於25%，交易構成上市規則第14章下本公司的須予披露交易。

7. 本公司的資料

本公司

本公司的主要業務為投資控股，及透過其附屬公司從事分銷電訊及資訊科技產品、證券買賣及投資、提供金融服務、物業投資以及策略性投資。

邦盈

邦盈主要從事放款業務並持有放債人條例規定之放債人牌照。

8. 借款人的資料

Extra Earn

Extra Earn的主要業務為投資控股。Extra Earn屬下附屬公司的主要業務為物業投資及發展。

9. 一般事項

謹請 閣下垂注本通函附錄所載關於本公司之一般資料。

此 致

列位股東 台照

代表董事會
中國網絡資本有限公司
主席
莊淑涴
謹啟

二零零六年十二月十九日

1. 責任聲明

本通函所載資料，乃遵照上市規則所規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，本通函所表達之一切意見乃經審慎周詳考慮後始行發表，且本通函並無遺漏任何其他事實，以致其所載之任何聲明有誤導成份。

2. 權益披露

(a) 董事權益

除下文所披露者外，於最後實際可行日期，董事及本公司高級行政人員，概無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有任何權益或淡倉，而(i)根據證券及期貨條例第XV部第7及第8部份（包括根據證券及期貨條例之規定被當作或視為擁有之權益及淡倉（如有））；(ii)根據證券及期貨條例第352條須載入證券及期貨條例之該等規定所述之登記名冊中；或(iii)根據上市規則附錄10所載上市發行人董事進行證券交易的標準守則須知會本公司及聯交所：

董事姓名	個人權益	公司權益	其他權益	總計	佔所有已發行股份之百分比
莊淑涴女士	–	106,512,400股 *(附註1)*	–	106,512,400股	37.65%

附註：

(1) 於最後實際可行日期，Vigor Online Offshore Limited（「Vigor Online」）乃China Spirit Limited（「China Spirit」）之全資附屬公司與Bilistyle Investments Limited（「Bilistyle」）分別持有本公司105,248,000股及1,264,400股普通股股份。莊女士於China Spirit及Bilistyle均擁有100%實益權益，故被視為擁有本公司106,512,400股普通股股份之公司權益。

(2) 上述權益屬於好倉。

(b) **主要股東之權益**

除下文所披露者外，據董事及本公司高級行政人員所知，於最後實際可行日期，並無任何人士於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及第3部份之條文予以披露，或於最後實際可行日期直接及間接持有附帶可於所有情況下在本集團任何股東大會上投票權利之任何類別股本面值10%或以上之權益。

名稱	身份	所持股份數目	佔所有已發行股份百分比
莊淑涴女士	所控制的公司持有 *(附註1及2)*	106,512,400	37.65%
China Spirit Limited	所控制的公司持有 *(附註2)*	105,248,000	37.21%
Vigor Online	實益擁有人	105,248,000	37.21%

附註：

1. 於最後實際可行日期，Bilistyle持有本公司1,264,400股普通股股份，而莊女士於Bilistyle擁有100%實益權益。因此，根據證券及期貨條例，莊女士被視為擁有本公司1,264,400股普通股股份之權益。

2. 於最後實際可行日期，Vigor Online乃China Spirit之全資附屬公司，而莊女士於China Spirit擁有100%實益權益。因此，根據證券及期貨條例，China Spirit及莊女士均被視為擁有本公司105,248,000股普通股股份之權益。

3. 上述所有權益均指長倉。

2. 董事之服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂立並非於一年內屆滿或於一年內可由本集團成員公司終止而不作賠償（法定賠償除外）之任何現有或擬定服務合約。

3. 董事於競爭業務之權益

於最後實際可行日期，根據上市規則第8.10條，除本集團業務外，董事及彼各自之聯繫人士概無被認為於足以或可能與本集團業務構成直接或間接競爭之業務中擁有任何權益。

4. 訴訟

(a) 於一九九八年十一月，nCube Corporation(「nCube」)向本公司之附屬公司香港數碼電視有限公司(「數碼電視」，前稱星光互動電視有限公司)及Star Telecom Services Limited(「STSL」，前稱香港星光國際網絡有限公司)發出令狀，就指稱數碼電視向nCube 購買兩套MediaCube 3000系統，提出索償約1,980,000美元(約相當於15,305,000港元)連同利息之款項。nCube對STSL提出索償乃以數碼電視與nCube之間之合約上之STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL不大可能要對nCube之索償負上法律責任。數碼電視亦正對nCube之索償作出抗辯，並已徵詢法律意見。

根據律師意見，數碼電視有合理依據就有關索償提出抗辯。故並未就有關索償在財務報表中作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟於年內並無任何進展。

(b) Stellar One Corporation(「Stellar One」)根據公司條例第178條於一九九八年十一月，向數碼電視發出要求償還約1,152,000美元(約相當於8,983,000港元)之法定付款要求。Stellar One於一九九八年十二月提出一項將數碼電視清盤之呈請；數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前支付200,000港元予法院，作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費254,000港元。Stellar One已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。

於本文件刊發之日，數碼電視已徵詢法律意見，而有關仲裁訴訟並未展開。根據律師意見，數碼電視有合理依據就有關索償提出抗辯。因此，並未就該項索償於財務報表中作出任何撥備。

除上文所指之事項外，本公司及其任何附屬公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團任何成員公司概無任何尚未了結或可能面臨或已提出之重大訴訟或索償。

5. 一般事項

(a) 本公司之註冊辦事處設於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(b) 本公司之香港總辦事處及主要營業地點設於香港灣仔駱克道333號中國網絡中心47樓。

(c) 本公司之秘書為馮靖文女士，彼為英國特許秘書及行政人員公會會員。

(d) 本公司之合資格會計師為江木賢先生。彼畢業於香港城市大學，持有工商管理學士學位。彼為英國特許認可會計師公會之資深會員及香港會計師公會之成員。

(e) 主要股份過戶登記處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda。

(f) 本公司之香港股份過戶登記處為登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(g) 本通函乃以中英文編寫。如有任何歧義，概以英文本為準。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in COL Capital Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

(website: http://www.colcapital.com.hk)

DISCLOSEABLE TRANSACTION

CONDITIONAL ACQUISITION OF 17.00 PER CENT. OF THE ISSUED SHARE CAPITAL OF SHANGHAI ALLIED CEMENT LIMITED

4th June, 2007

CONTENTS

In this circular, the following expressions have the meanings correspondingly ascribed below unless the context otherwise requires:

"Acquisition"	the conditional acquisition of the Placed Shares by Taskwell for an aggregate consideration of HK$87,762,812
"Agreement"	the agreement, as evidenced by a placing letter dated 9th May, 2007, entered into between the Taskwell and SHKIS, with respect to the Acquisition
"Announcement"	the announcement of the Company dated 14th May, 2007
"associates"	having the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"B.V.I."	British Virgin Islands
"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability, with its shares listed on the Main Board of the Stock Exchange (Stock Code: 383)
"connected person"	having the meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Honest Opportunity"	Honest Opportunity Limited, a company incorporated in B.V.I. with limited liability and an indirect wholly-owned subsidiary of the Company
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	31st May, 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Oasis Star"	Oasis Star Limited, a company incorporated in the B.V.I. with limited liability, and an indirect wholly-owned subsidiary of Tian An
"Placed Shares"	124,000,000 SAC Shares placed to Taskwell, representing approximately 17.00 per cent. of the issued share capital of SAC as at the Latest Practicable Date and approximately 31.04 per cent. of the Placing Shares
"Placing"	the conditional placing of the Placing Shares
"Placing Shares"	the 399,485,640 SAC Shares to be placed by SHKIS under the Placing
"SAC"	Shanghai Allied Cement Limited, a company incorporated in Bermuda with limited liability, with its shares listed on the Main Board of the Stock Exchange (Stock Code: 1060)
"SAC Shares"	ordinary shares of nominal value of HK$0.25 each in the issued share capital of SAC
"SFC"	Securities and Futures Commission
"SFO"	Securities and Futures Ordinance (Chapter 571 under the Laws of Hong Kong)
"Shares"	ordinary shares of nominal value of HK$0.010 each in the issued share capital of the Company
"Shareholders"	the shareholders of the Company
"SHKIS"	Sun Hung Kai Investment Services Limited, a corporation licensed under the SFO to engaged in Type 1 (dealing in securities) and Type 4 (advising and securities) regulated activities
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	having the meaning ascribed to it under the Listing Rules
"Taskwell"	Taskwell Limited, a company incorporated in B.V.I. with limited liability and an indirect wholly-owned subsidiary of the Company

"Tian An"	Tian An China Investments Company Limited, a company incorporated in Hong Kong with limited liability, with its shares listed on the Main Board of the Stock Exchange (Stock Code: 28)
"Tian An China Hotel"	Tian An China Hotel and Property Investments Company Limited, a company incorporated in Hong Kong with limited liability and a direct wholly-owned subsidiary of Tian An
"US$"	United States dollars, the lawful currency of the United States of America

COL Capital Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 383)
(website: http://www.colcapital.com.hk)

Executive Directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-Executive Directors:
Mr. Lo Wai On
Mr. Lau Siu Ki, Kevin
Mr. Zhang Jian

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
47th Floor
China Online Centre
333 Lockhart Road
Wan Chai
Hong Kong

4th June, 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

CONDITIONAL ACQUISITION OF 17.00 PER CENT. OF THE ISSUED SHARE CAPITAL OF SHANGHAI ALLIED CEMENT LIMITED

1. INTRODUCTION

The Directors are advised that on 8th May, 2007, a placing agreement was executed, pursuant to which the Tian An China Hotel and Oasis Star have agreed to place, through SHKIS, the Placing Shares (being 399,485,640 SAC Shares) to independent investors at a price of HK$0.70 per Placing Share. The Placing Shares amount to all the SAC Shares in which Tian An China Hotel and Oasis Star, as well as Tian An, were beneficially interested at the Latest Practicable Date and represented approximately 54.77 per cent. of the issued share capital of SAC as at the Latest Practicable Date.

On 9th May, 2007, Taskwell (an indirect wholly-owned subsidiary of the Company) and SHKIS, as placing agent for Tian An China Hotel and Oasis Star, entered into the Agreement, pursuant to which Taskwell has conditionally agreed to acquire, and SHKIS has conditionally agreed to place as placing agent, the Placed Shares (being 124,000,000 SAC Shares, representing approximately 17.00 per cent. of the issued share capital of SAC as at the Latest Practicable Date and approximately 31.04 per cent. of the Placing Shares), for an aggregate consideration of HK$87,762,812 (being HK$0.70 per Placed Share, with 1 per cent. brokerage, 0.1 per cent. stamp duty, 0.004 per cent. SFC transaction levy, 0.005 per cent. Stock Exchange trading fee and 0.002 per cent. CCASS settlement fee).

Completion of the Placing (and hence the Acquisition) is conditional upon the shareholders of Tian An passing a resolution in general meeting approving the Placing.

The Company, through its indirect wholly-owned subsidiary Honest Opportunity, was beneficially interested in 72,858,680 SAC Shares, representing approximately 9.99 per cent. of the issued share capital of SAC under its securities trading portfolio at the Latest Practicable Date. Following completion of the Placing, the Company will become beneficially interested in an aggregate of approximately 26.99 per cent. of the issued share capital of SAC.

The Acquisition constitutes a discloseable transaction for the Company, on the basis that the calculations of the assets and consideration ratios are both within the range of 5 per cent. and 25 per cent.

The purpose of this circular is to provide the Shareholders with details of the terms of the Acquisition and other information in accordance with the requirements of the Listing Rules.

2. THE AGREEMENT

Date

9th May, 2007.

Parties

(1) Taskwell as placee.

(2) SHKIS as placing agent for Tian An China Hotel and Oasis Star.

To the best of the Directors' knowledge, Tian An, Tian An China Hotel, Oasis Star and SHKIS and their respective ultimate owners are independent third parties not connected with the Company, any of its subsidiaries or any of their respective associates, or any of the connected persons of the Company, any of its subsidiaries or any of their respective associates.

The Placed Shares

The Placed Shares represented approximately 17.00 per cent. of the issued share capital of SAC as at the Latest Practicable Date and approximately 31.04 per cent. of the Placing Shares. The Placed Shares will be acquired free from any encumbrance and together with all rights and benefits attaching or accruing to it on or after the date of the Completion.

Consideration

The consideration for the Acquisition is HK$87,762,812 (being HK$0.70 per Placed Share, with 1 per cent. brokerage, 0.1 per cent. stamp duty, 0.004 per cent. SFC transaction levy, 0.005 per cent. Stock Exchange trading fee and 0.002 per cent. CCASS settlement fee). The consideration will be settled in cash and payable on completion. The consideration was arrived at after arm's length negotiations between Taskwell and SHKIS.

Payment of the consideration for the Acquisition will be funded by internal resources of the Company or borrowings, or a combination of both.

Conditions

Completion of the Placing (and hence the Acquisition) is conditional upon the shareholders of Tian An passing a resolution in general meeting approving the Placing.

The Acquisition is conditional and may or may not proceed. Accordingly, Shareholders and prospective investors are reminded to exercise extreme caution when trading in the Shares and in SAC Shares.

Completion

Subject to fulfilment of the conditions set out in the Agreement, completion of the Acquisition will take place within six weeks from the date of the Agreement.

3. INFORMATION ABOUT THE COMPANY, HONEST OPPORTUNITY AND TASKWELL

The Company

The Company is a company incorporated in Bermuda with limited liability. Its shares are listed on the Main Board of the Stock Exchange.

The principal business activity of the Company is investment holding and through its subsidiaries engages in the distribution of telecommunications and information technology products, securities trading and investments, provision of financial services, property investment and strategic investment.

Honest Opportunity

Honest Opportunity is a company incorporated in B.V.I. with limited liability. The principal business activity of Honest Opportunity is securities trading and investment. Honest Opportunity is an indirect wholly-owned subsidiary of the Company.

Taskwell

Taskwell is a company incorporated in B.V.I. with limited liability. The principal business activity of Taskwell is investment holding. Taskwell is an indirect wholly-owned subsidiary of the Company.

4. INFORMATION ABOUT TIAN AN, TIAN AN CHINA HOTEL AND OASIS STAR

Tian An is a company incorporated in Hong Kong with limited liability. Its shares are listed on the Main Board of the Stock Exchange.

The principal business of Tian An is investment holding. It is engaged principally in the development of high-end apartments, villas, office buildings and commercial properties, property investment, property management and hotel operation, as well as the manufacturing and sales of construction materials in China.

Tian An China Hotel and Oasis Star are both wholly-owned subsidiaries of Tian An.

5. INFORMATION ABOUT SHKIS

SHKIS is a corporation licensed under the SFO to engaged in Type 1 (dealing in securities) and Type 4 (advising and securities) regulated activities.

6. INFORMATION ABOUT SAC

SAC is a company incorporated in Bermuda with limited liability. Its shares are listed on both the Main Board of the Stock Exchange and Singapore Exchange Securities Trading Limited.

The principal business of SAC is investment holding. It is engaged principally in the manufacturing and distribution of clinker, cement and slag powder for its continuing operations.

7. REASONS FOR AND BENEFITS OF THE ACQUISITION

It is the intention of the Company to continuously search for strategic investment opportunity. Following completion of the Placing, the Group will hold the Placed Shares as strategic long term investment and will be classified in the accounts as "Available-for-sale Financial Assets" as defined under the Hong Kong Accounting Standards HKAS39 issued by Hong Kong Institute of Certified Public Accountants. At each balance sheet date subsequent to initial recognition, "Available-for-sale Financial Assets" are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on "Available-for-sale Financial Assets" are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods.

Given that the placing price of HK$0.70 per SAC Share under the Placing represents a discount of approximately 62.57 per cent. to the closing price of HK$1.87 per SAC Share as quoted on the Stock Exchange on the last trading day of the SAC Shares immediately before the date of the Announcement, the Directors consider that the Acquisition represents a good opportunity for the Company to secure its strategic shareholding in SAC.

Having regard to the nature of and benefits resulting from the Acquisition, as well as the prevailing market prices of the SAC Shares and the financial position and business operation of SAC, the Directors believe that the terms of the Acquisition are fair and reasonable and are in the interests of the Company and the Shareholders taken as a whole.

8. SUMMARY OF FINANCIAL RESULTS OF SAC

A summary of the audited results of SAC for the two years ended 31st December, 2005 and 31st December, 2006 are as follows:

	Year ended 31st December,	
	2006	**2005**
	HK$'000	*HK$'000*
Turnover	384,931	345,300
Profit (loss) before tax	17,744	(25,058)
Profit (loss) for the year	7,194	(32,540)
Profit (loss) attributable to the equity holders of SAC	387	(35,233)

The audited net asset value of SAC as at 31st December, 2006 was approximately HK$300,647,000.

9. FINANCIAL EFFECT OF THE ACQUISITION

Following completion of the Acquisition, net asset value of the Company will remain unchanged as the increase in non-current assets will be off-set by the decrease in current assets or the increase in current or non-current liabilities.

10. LISTING RULES IMPLICATIONS

The Acquisition constitutes a discloseable transaction for the Company, on the basis that the calculations of the assets and consideration ratios are both within the range of 5 per cent. and 25 per cent.

11. ADDITIONAL INFORMATION

Your attention is drawn to the general information of the Company set out in the appendix to this circular.

Yours faithfully,
On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' interests

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions, if any, which they were taken or deemed to have under such provisions of the SFO); (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to in such provisions of the SFO; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to be notified to the Company and the Stock Exchange:

Name of Director	Personal interests	Corporate interests	Other interests	Total	Percentage over all issued Shares
Ms. Chong Sok Un	–	106,484,400 *(Note 1)*	–	106,484,400	38.38%

Notes:

(1) As at the Latest Practicable Date, Vigor Online Offshore Limited ("Vigor Online"), a wholly-owned subsidiary of China Spirit Limited ("China Spirit") held 106,484,400 Shares. Ms. Chong maintains 100% beneficial interests in China Spirit. Accordingly, Ms. Chong is deemed to have corporate interests in 106,484,400 Shares.

(2) The interests stated above represented long position.

(b) Substantial Shareholders' interests

Save as disclosed below, the Directors and the chief executive of the Company were not aware that there was any person who, as at the Latest Practicable Date, had an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would fall to be disclosed under provisions of Division 2 and 3 of Part XV of the SFO, or who, as at the Latest Practicable Date, was directly and indirectly interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Group.

Name	Capacity	Number of Shares held	Percentage over all issued Shares
Ms. Chong Sok Un	Held by controlled corporation *(Note 1)*	106,484,400	38.38%
China Spirit Limited	Held by controlled corporation *(Note 1)*	106,484,400	38.38%
Vigor Online	Beneficial owner	106,484,400	38.38%

Notes:

1. As at the Latest Practicable Date, Vigor Online is a wholly-owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 106,484,400 Shares under the SFO.

2. All interests stated above represented long positions.

3. SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation (other than statutory compensation).

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors and their respective associates were considered to have interests in businesses apart from the Group's businesses which compete, or are likely to compete, either directly or indirectly, with the businesses of the Group pursuant to Rule 8.10 of the Listing Rules.

5. LITIGATION

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000 (equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the financial statements in connection with the claim. Digital TV filed a defence in this section on 14 December 1998 and nCube had failed to take further action since that date. There was no progress during the year in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4 May 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7 May 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of this document. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the financial statements in connection with the claims.

Save and except for the matters specified above, neither the Company nor any of its subsidiaries is engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

6. GENERAL

(a) The registered office of the Company is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The head office and principal place of business in Hong Kong of the Company is 47th Floor, China Online Centre, 333 Lockhart Road, Wan Chai, Hong Kong.

(c) The secretary of the Company is Ms. Fung Ching Man, Ada, an associate member of The Institute of Chartered Secretaries and Administrators.

(d) The qualified accountant of the Company is Mr. Kong Muk Yin. He graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of The Association of Chartered Certified Accountants, a member of the Hong Kong Institute of Certified Public Accountants and a Chartered Financial Analyst.

(e) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda.

(f) The Hong Kong branch share registrars of the Company is Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wan Chai, Hong Kong.

(g) This circular is prepared in both English and Chinese. In the event of inconsistency, the English text shall prevail.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下COL Capital Limited（中國網絡資本有限公司*）股份全部售出或轉讓，應立即將本通函送交買方或承讓人、或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

COL Capital Limited

中國網絡資本有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：383）

（網址：http://www.colcapital.com.hk）

須予披露交易

有條件收購
上海聯合水泥股份有限公司
已發行股本之17.00%

* *中文名稱僅供識別*

二零零七年六月四日

目　錄

釋　義

於本通函內，除文義另有指明外，下列詞彙具有如下相應涵義：

「收購事項」	指	Taskwell以總代價87,762,812港元有條件地收購獲配售股份之事項
「協議」	指	Taskwell與新鴻基投資服務就收購事項訂立之協議（經日期為二零零七年五月九日之配售函件證明）
「公佈」	指	本公司於二零零七年五月十四日刊登之公佈
「聯繫人士」	指	上市規則賦予之涵義
「董事會」	指	本公司之董事會
「英屬處女群島」	指	英屬處女群島
「本公司」	指	中國網絡資本有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市（股份代號：383）
「關連人士」	指	上市規則賦予之涵義
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「Honest Opportunity」	指	Honest Opportunity Limited，於英屬處女群島註冊成立之有限公司，為本公司之間接全資附屬公司
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零七年五月三十一日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則

「Oasis Star」	指	Oasis Star Limited，於英屬處女群島註冊成立之有限公司，為天安之間接全資附屬公司
「獲配售股份」	指	配售予Taskwell之124,000,000股上海聯合水泥股份，佔上海聯合水泥於最後實際可行日期之已發行股本約17.00%，另佔配售股份約31.04%
「配售事項」	指	有條件地配售配售股份之事項
「配售股份」	指	新鴻基投資服務根據配售事項將予配售之399,485,640股上海聯合水泥股份
「上海聯合水泥」	指	上海聯合水泥股份有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市(股份代號：1060)
「上海聯合水泥股份」	指	上海聯合水泥已發行股本中每股面值0.25港元之普通股
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司已發行股本中每股面值0.010港元之普通股股份
「股東」	指	本公司股東
「新鴻基投資服務」	指	新鴻基投資服務有限公司，根據證券及期貨條例可從事第一類(證券交易)及第四類(就證券提供意見)受規管活動之持牌法團
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	具有上市規則所賦予之涵義
「Taskwell」	指	Taskwell Limited，於英屬處女群島註冊成立之有限公司，為本公司之間接全資附屬公司

「天安」	指	天安中國投資有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市(股份代號：28)
「天安中國酒店」	指	天安中國酒店房地產投資有限公司，於香港註冊成立之有限公司，為天安之直接全資附屬公司
「美元」	指	美元，美利堅合眾國之法定貨幣

COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)
(網址：http://www.colcapital.com.hk)

執行董事：
莊淑涴女士 *(主席)*
王炳忠拿督
江木賢先生

獨立非執行董事：
勞偉安先生
劉紹基先生
張　健先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港之總辦事處及
主要營業地點：
香港
灣仔
駱克道333號
中國網絡中心
47樓

敬啟者：

須予披露交易

有條件收購
上海聯合水泥股份有限公司
已發行股本之17.00%

1. 緒言

董事獲告知於二零零七年五月八日已簽訂一份配售協議，據此天安中國酒店與Oasis Star同意透過新鴻基投資服務按每股配售股份0.70港元之價格向獨立投資者配售配售股份（即399,485,640股上海聯合水泥股份）。配售股份為天安中國酒店與Oasis Star以及天安於最後實際可行日期實益擁有之所有上海聯合水泥股份，佔上海聯合水泥於最後實際可行日期之已發行股本約54.77%。

* *中文名稱僅供識別*

於二零零七年五月九日，本公司之間接全資附屬公司Taskwell與新鴻基投資服務(作為天安中國酒店及Oasis Star之配售代理)訂立協議，據此Taskwell有條件地同意收購而新鴻基投資服務(作為配售代理)有條件地同意配售獲配售股份(即124,000,000股上海聯合水泥股份，佔上海聯合水泥於最後實際可行日期之已發行股本約17.00%，另佔配售股份約31.04%)，總代價為87,762,812港元(即每股配售股份0.70港元，另加1%經紀佣金、0.1%印花稅、0.004%證監會交易徵費、0.005%聯交所交易費及0.002%中央結算系統交收費)。

配售事項(以及收購事項)須待天安股東於股東大會上通過決議案批准配售事項後方告完成。

本公司透過其間接全資附屬公司Honest Opportunity實益擁有72,858,680股上海聯合水泥股份，於最後實際可行日期根據其買賣證券組合佔上海聯合水泥之已發行股本約9.99%。於配售事項完成後，本公司將實益擁有上海聯合水泥之已發行股本合共約26.99%。

基於本公司所計算之資產及代價比率均介乎5%至25%之間，故授予該收購事項已構成本公司之須予披露交易。

本通函旨在向股東提供有關該收購事項之進一步詳情以及上市規則規定之其他資料。

2. 協議

訂立日期

二零零七年五月九日。

訂約方

(1) Taskwell作為承配人。

(2) 新鴻基投資服務(作為天安中國酒店及Oasis Star之配售代理)。

據董事所知，天安、天安中國酒店、Oasis Star及新鴻基投資服務及彼等各自之最終擁有人均為與本公司、其任何附屬公司或彼等各自之任何聯繫人士並無關連之獨立第三方，或與本公司、其任何附屬公司或彼等各自之任何聯繫人士之關連人士概無關連。

獲配售股份

獲配售股份佔上海聯合水泥於最後實際可行日期之已發行股本約17.00%，另佔配售股份約31.04%。獲配售股份將不附帶任何產權負擔並連同於完成日期或之後所附帶及應有之一切權利及利益購入。

代價

收購事項之代價為87,762,812港元(即每股獲配售股份0.70港元，另加1%經紀佣金、0.1%印花稅、0.004%證監會交易徵費、0.005%聯交所交易費及0.002%中央結算系統交收費)。代價將於完成時以現金支付。代價由Taskwell與新鴻基投資服務按公平原則磋商釐定。

收購事項之代價將以本公司之內部資源或借貸或兩者之組合撥付。

條件

配售事項(以及收購事項)須待天安股東於股東大會上通過決議案批准配售事項後方告完成。

收購事項為有條件及不一定會進行。因此，股東及有意投資者於買賣股份及上海聯合水泥股份時務請審慎行事。

完成

待協議所載之條件達成後，收購事項將於協議日期起計六個星期內完成。

3. 本公司、Honest Opportunity及Taskwell之資料

本公司

本公司為於百慕達註冊成立之有限公司。其股份於聯交所主板上市。

本公司之主要業務為投資控股，及透過其附屬公司從事分銷電訊及資訊科技產品、證券買賣及投資、提供財務服務、物業投資以及策略性投資。

Honest Opportunity

Honest Opportunity為於英屬處女群島註冊成立之有限公司。Honest Opportunity之主要業務為證券買賣及投資。Honest Opportunity為本公司之間接全資附屬公司。

Taskwell

Taskwell為於英屬處女群島註冊成立之有限公司。Taskwell之主要業務為投資控股。Taskwell為本公司之間接全資附屬公司。

4. 天安、天安中國酒店及Oasis Star之資料

天安為於香港註冊成立之有限公司，其股份於聯交所主板上市。

天安之主要業務為投資控股，其主要經營範圍包括在中國開發高端住宅、別墅、寫字樓及商用樓宇、物業投資、物業管理及酒店營運，以及生產及銷售建築材料。

天安中國酒店及Oasis Star均為天安之全資附屬公司。

5. 新鴻基投資服務之資料

新鴻基投資服務為根據證券及期貨條例可從事第一類(證券交易)及第四類(就證券提供意見)受規管活動之持牌法團。

6. 上海聯合水泥之資料

上海聯合水泥為於百慕達註冊成立之有限公司，其股份均於聯交所主板及新加坡證券交易所有限公司上市。

上海聯合水泥之主要業務為投資控股。其主要持續經營業務為製造及分銷熟料、水泥及礦渣粉。

7. 進行收購事項之原因及益處

本公司擬繼續尋求策略性投資機會。於配售事項完成後，本集團將持有獲配售股份作為策略性長期投資，並於賬目中分類為根據香港會計師公會頒佈之香港會計準則第39號所界定之「可供出售金融資產」。於首次確認後各結算日，「可供出售金融資產」按公允價值計算。公允價值之變動記入於權益內，直至該金融資產被出售或決定有所減值，屆時過往記入於權益之累計溢利或虧損會自權益內剔除，並於損益賬確認。「可供出售金融資產」之任何減值於損益賬確認。可供出售之股權投資之減值虧損將不會於以後期間在損益賬中撥回。

鑑於根據配售事項每股上海聯合水泥股份之配售價0.70港元，較上海聯合水泥股份緊接公佈日期前上海聯合水泥股份之最後交易日在聯交所所報之收市價每股1.87港元折讓約62.57%，董事認為收購事項乃本公司取得其於上海聯合水泥之策略性股權之良機。

考慮收購事項之性質及帶來之益處，以及上海聯合水泥股份現時之市價及上海聯合水泥之財政狀況及業務營運，董事相信收購事項之條款乃公平合理，並符合本公司及本公司股東之整體利益。

8. 上海聯合水泥之財務業績概要

上海聯合水泥於截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個年度之經審核業績概要如下：

	截至十二月三十一日止年度	
	二零零六年	**二零零五年**
	千港元	*千港元*
營業額	384,931	345,300
除税前溢利(虧損)	17,744	(25,058)
年內溢利(虧損)	7,194	(32,540)
上海聯合水泥權益持有人應佔溢利(虧損)	387	(35,233)

上海聯合水泥於二零零六年十二月三十一日之經審核資產淨值約為300,647,000港元。

9. 收購事項之財務影響

收購事項完成後，由於非流動資產之增加將被流動資產之減少或流動或非流動負債之增加抵銷，故本公司之資產淨值將保持不變。

10. 上市規則之含義

由於收購事項之資產及代價比率均介乎5%至25%之間，收購事項構成本公司之須予披露交易。

11. 附加資料

謹請　閣下垂注本通函附錄所載關於本公司之一般資料。

此致

列位股東　台照

代表董事會
中國網絡資本有限公司
主席
莊淑淀
謹啟

二零零七年六月四日

1. 責任聲明

本通函所載資料，乃遵照上市規則所規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，本通函所表達之一切意見乃經審慎周詳考慮後始行發表，且本通函並無遺漏任何其他事實，以致其所載之任何聲明有誤導成份。

2. 權益披露

(a) 董事權益

除下文所披露者外，於最後實際可行日期，董事及本公司高級行政人員，概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有任何權益或淡倉，而(i)根據證券及期貨條例第XV部第7及第8部份(包括根據證券及期貨條例之規定被當作或視為擁有之權益及淡倉(如有))須知會本公司及聯交所；(ii)根據證券及期貨條例第352條須載入證券及期貨條例之該等規定所述之登記名冊中；或(iii)根據上市規則附錄10所載上市發行人董事進行證券交易的標準守則須知會本公司及聯交所：

董事姓名	個人權益	公司權益	其他權益	總計	佔所有已發行股份之百分比
莊淑涴女士	–	106,484,400股 *(附註1)*	–	106,484,400股	38.38%

附註：

(1) 於最後實際可行日期，Vigor Online Offshore Limited(「Vigor Online」)乃China Spirit Limited(「China Spirit」)之全資附屬公司，持有106,484,400股股份。莊女士於China Spirit擁有100%實益權益，故被視為擁有106,484,400股股份之公司權益。

(2) 上述權益屬於好倉。

(b) 主要股東之權益

除下文所披露者外，據董事及本公司高級行政人員所知，於最後實際可行日期，並無任何人士於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及第3部份之條文予以披露，或於最後實際可行日期直接及間接持有附帶可於所有情況下在本集團任何股東大會上投票權利之任何類別股本面值10%或以上之權益。

名稱	身份	所持股份數目	佔所有已發行股份百分比
莊淑涴女士	所控制的公司持有 *(附註1)*	106,484,400	38.38%
China Spirit Limited	所控制的公司持有 *(附註1)*	106,484,400	38.38%
Vigor Online	實益擁有人	106,484,400	38.38%

附註：

1. 於最後實際可行日期，Vigor Online乃China Spirit之全資附屬公司，而莊女士於China Spirit擁有100%實益權益。因此，根據證券及期貨條例，China Spirit及莊女士均被視為擁有106,484,400股股份之權益。

2. 上述所有權益均指長倉。

3. 董事之服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂立並非於一年內屆滿或於一年內可由本集團成員公司終止而不作賠償(法定賠償除外)之任何現有或擬定服務合約。

4. 董事於競爭業務之權益

於最後實際可行日期，根據上市規則第8.10條，除本集團業務外，董事及彼各自之聯繫人士概無被認為於足以或可能與本集團業務構成直接或間接競爭之業務中擁有任何權益。

5. 訴訟

(a) 於一九九八年十一月，nCube Corporation(「nCube」)向本公司之附屬公司香港數碼電視有限公司(「數碼電視」，前稱星光互動電視有限公司)及Star Telecom Services Limited(「STSL」，前稱香港星光國際網絡有限公司)發出令狀，就指稱數碼電視向nCube購買兩套MediaCube 3000系統，提出索償約1,980,000美元(約相當於15,305,000港元)連同利息之款項。nCube對STSL提出索償乃以數碼電視與nCube之間之合約上之STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL不大可能要對nCube之索償負上法律責任。數碼電視亦正對nCube之索償作出抗辯，並已徵詢法律意見。

根據律師意見，數碼電視有合理依據就有關索償提出抗辯，故並未就有關索償在財務報表中作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟於年內並無任何進展。

(b) Stellar One Corporation(「Stellar One」)根據香港法例第32章公司條例第178條於一九九八年十一月，向數碼電視發出要求償還約1,152,000美元(約相當於8,983,000港元)之法定付款要求。Stellar One於一九九八年十二月提出一項將數碼電視清盤之呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前支付200,000港元予法院，作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費254,000港元。Stellar One已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。

於本文件刊發之日，數碼電視已徵詢法律意見，並獲告知有關仲裁訴訟並未展開。根據律師意見，數碼電視有合理依據就有關索償提出抗辯，故並未就該項索償於財務報表中作出任何撥備。

除上文所指之事項外，本公司及其任何附屬公司概無涉及任何重大訴訟或索償，而據董事所知，本集團任何成員公司概無任何尚未了結或可能面臨或已提出之重大訴訟或索償。

6. 一般事項

(a) 本公司之註冊辦事處設於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(b) 本公司之香港總辦事處及主要營業地點設於香港灣仔駱克道333號中國網絡中心47樓。

(c) 本公司之秘書為馮靖文女士，彼為英國特許秘書及行政人員公會會員。

(d) 本公司之合資格會計師為江木賢先生。彼畢業於香港城市大學，持有工商管理學士學位。彼為英國特許公認會計師公會資深會員、香港會計師公會會員及特許財經分析師。

(e) 主要股份過戶登記處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda。

(f) 本公司之股份過戶登記處香港分處為登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(g) 本通函乃以中英文編寫。如有任何歧義，概以英文本為準。

COL Capital Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 0383)

Interim Report 2006

COL Capital Limited
中國網絡資本有限公司

STAR 星光電訊 TELECOM

BenQ·SIEMENS



EL71



EF71



S81



EF91

UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006 together with the comparative figures for the corresponding period in 2005 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu, in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" and by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	**Six months ended 30 June 2006 HK$'000 (unaudited)**	2005 HK$'000 (unaudited)
Turnover	*3*	**543,808**	84,413
Cost of sales		**(389,508)**	(59,586)
Gross profit		**154,300**	24,827
Net gain on investments	*4*	**481,633**	21,805
Other income		**9,041**	2,968
Gain on disposal of an associate		**1,740**	–
Distribution costs		**(2,424)**	(3,795)
Administrative expenses		**(23,646)**	(8,507)
Other expenses		**(4,423)**	(682)
Finance costs	*5*	**(3,225)**	(2)
Profit before taxation		**612,996**	36,614
Tax charge	*6*	**(9,600)**	(116)
Profit for the period	*7*	**603,396**	36,498
Attributable to:			
Equity holders of the Company		**603,396**	36,498
Minority interests		**–**	–
		603,396	36,498
Dividends	*8*		
– Final dividend paid		**11,422**	12,070
– Interim dividend proposed		**2,856**	3,018
Basic earnings per share	*9*	**HK$2.06**	HK$0.12

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	**As at 30 June 2006 HK$'000 (unaudited)**	As at 31 December 2005 HK$'000 (audited)
Non-current assets			
Investment properties	*10*	**55,619**	136,526
Property, plant and equipment	*10*	**4,229**	51,825
Prepaid lease payments		**2,453**	2,483
Interest in an associate		**-**	-
Available-for-sale investments		**441,391**	171,633
Loan notes		**49,576**	86,805
		553,268	449,272
Current assets			
Inventories held for sale – finished goods		**8,903**	1,495
Investments held for trading		**1,504,099**	886,464
Amount due from a minority shareholder		**-**	4,805
Debtors, deposits and prepayments	*11*	**31,299**	12,501
Loan receivables		**101,219**	74,429
Pledged bank deposits	*16*	**10,702**	10,526
Bank balances and cash		**56,899**	16,819
		1,713,121	1,007,039
Assets classified as held for sale	*14*	**134,422**	-
		1,847,543	1,007,039

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*

	Notes	**As at 30 June 2006 HK$'000 (unaudited)**	As at 31 December 2005 HK$'000 (audited)
Current liabilities			
Creditors and accrued charges	*12*	**10,482**	41,176
Customers' deposits and receipts in advance		**11,138**	2,713
Other borrowings	*13*	**162,404**	100,986
Taxation payable		**13,915**	4,315
		197,939	149,190
Liabilities associated with assets classified as held for sale	*14*	**60,035**	–
		257,974	149,190
Net current assets		**1,589,569**	857,849
Total assets less current liabilities		**2,142,837**	1,307,121
Capital and reserves			
Share capital	*15*	**2,856**	2,975
Reserves		**2,123,183**	1,281,957
Equity attributable to equity holders of the Company		**2,126,039**	1,284,932
Minority interests		**16,798**	16,798
Total equity		**2,142,837**	1,301,730
Non-current liability			
Deferred tax liability		**–**	5,391
		2,142,837	1,307,121

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2006

	Attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Buildings revaluation reserve HK$'000	Investments revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Sub-total HK$'000	Minority interests HK$'000	Total HK$'000
At 1 January 2005	3,018	676,818	1,064	34,188	1,922	(2)	487,253	1,204,261	-	1,204,251
Fair value changes on available-for-sale investments recognised directly in equity	-	-	-	(4,918)	-	-	-	(4,918)	-	(4,918)
Profit for the period	-	-	-	-	-	-	36,498	36,498	-	36,438
Total recognised income and expense for the period	-	-	-	(4,918)	-	-	36,498	31,580	-	31,530
Arising from acquisition of a subsidiary	-	-	-	-	-	-	-	-	11,996	11,936
Dividend paid	-	-	-	-	-	-	(12,070)	(12,070)	-	(12,070)
At 30 June 2005	3,018	676,818	1,064	29,270	1,922	(2)	511,681	1,223,771	11,996	1,235,767
At 1 January 2006	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
Fair value changes on available-for-sale investments	-	-	-	310,953	-	-	-	310,958	-	310,958
Exchange difference arising from translation of overseas operations	-	-	-	-	-	475	-	475	-	475
Net income recognised directly in equity	-	-	-	310,958	-	475	-	311,433	-	311,433
Fair value changes on disposal of available-for-sale investments	-	-	-	(26,450)	-	-	-	(26,450)	-	(26,450)
Profit for the period	-	-	-	-	-	-	603,396	603,396	-	603,396
Total recognised income and expense for the period	-	-	-	284,508	-	475	603,396	888,379	-	858,379
Repurchase of shares	(119)	(35,731)	-	-	119	-	(119)	(35,850)	-	(35,850)
Dividend paid	-	-	-	-	-	-	(11,422)	(11,422)	-	(11,422)
At 30 June 2006	2,856	635,562	1,064	315,012	2,084	945	1,168,516	2,126,039	16,798	2,142,837

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2006

	2006	2005
	HK$'000	HK$'000
	(unaudited)	(unaudited)
NET CASH USED IN OPERATING ACTIVITIES	**(103,698)**	(16,629)
INVESTING ACTIVITIES		
Net proceeds from disposal of available-for-sale investments	**41,200**	–
Net proceeds from redemption of loan notes	**39,504**	59,000
Deposits received for the disposal of a subsidiary	**30,027**	–
Dividend received	**10,409**	7,970
Acquisition of a subsidiary	**–**	(30,971)
Other investing activities	**8,017**	5,408
NET CASH FROM INVESTING ACTIVITIES	**129,157**	41,407
FINANCING ACTIVITIES		
New other borrowings raised	**719,295**	–
Repayments of other borrowings	**(657,877)**	–
Dividend paid	**(11,422)**	(12,070)
Repurchase of shares	**(35,850)**	–
NET CASH FROM (USED IN) FINANCING ACTIVITIES	**14,146**	(12,070)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**39,605**	12,708
EFFECT OF CHANGES IN FOREIGN EXCHANGE RATE	**475**	–
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	**16,819**	32,265
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD represented by bank balances and cash	**56,899**	44,973

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2006

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2005.

In the current period, the Group has applied, for the first time, a number of new standards, amendments and interpretations issued by the HKICPA that are effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006 respectively. The adoption of the new HKFRSs has had no material effect on how the Group's results for the current and/or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Potential impact arising from the recently issued new accounting standards

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the condensed consolidated financial statements of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[2]
HK(IFRIC) – INT 8	Scope of HKFRS 2[3]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[4]

[1] Effective for accounting periods beginning on or after 1 January 2007.
[2] Effective for accounting periods beginning on or after 1 March 2006.
[3] Effective for accounting periods beginning on or after 1 May 2006.
[4] Effective for accounting periods beginning on or after 1 June 2006.

3. SEGMENT INFORMATION

For management purposes, the Group is currently organised into four main operating divisions – mobile phone distribution, securities trading and investments, financial services and property investment.

These divisions are the basis on which the Group reports its primary segment information.

The turnover and profit for the period of the Group, analysed by business segments and geographical segments, are as follows:

By business segments:

For the six months ended 30 June 2006:

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Turnover	31,432	506,932	3,683	1,761	543,808
Segment result	(4,580)	633,168	3,950	(402)	632,136
Gain on disposal of an associate					1,740
Unallocated other income					1,503
Unallocated corporate expenses					(19,158)
Finance costs					(3,225)
Profit before taxation					612,996
Tax charge					(9,600)
Profit for the period					603,396

3. SEGMENT INFORMATION *(Continued)*

By business segments: (Continued)

For the six months ended 30 June 2005:

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Turnover	43,601	31,857	7,562	1,393	84,413
Segment result	(940)	35,697	7,558	282	42,597
Unallocated other income					351
Unallocated corporate expenses					(6,332)
Finance costs					(2)
Profit before taxation					36,614
Tax charge					(116)
Profit for the period					36,498

3. SEGMENT INFORMATION *(Continued)*

By geographical segments:

The Group's operations are located in Hong Kong and the Mainland China ("China").

During the period under review, the Group's distribution of mobile phones, securities trading and investments and financial services are carried out in Hong Kong. Rental income from property investment is from Hong Kong and China.

The following table provides an analysis of the Group's turnover by geographical market:

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	HK$'000
Hong Kong	**542,903**	83,728
China	**905**	685
	543,808	84,413

4. NET GAIN ON INVESTMENTS

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	HK$'000
Net realised gain on derivatives	**4,609**	–
Fair value changes on investments held for trading	**454,535**	22,805
Net realised gain on disposal of available-for-sale investments	**26,450**	–
Discount on early redemption of loan notes	**(3,961)**	(1,000)
	481,633	21,805

5. FINANCE COSTS

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

6. TAX CHARGE

	Six months ended 30.6.2006 HK$'000	Six months ended 30.6.2005 HK$'000
The current tax comprises:		
Hong Kong Profits Tax	**9,600**	55
Income tax in China	**–**	61
	9,600	116

Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profit for both periods.

Income tax in China has been provided at the prevailing rates applicable in China on the estimated assessable profit.

7. PROFIT FOR THE PERIOD

	Six months ended 30.6.2006 HK$'000	Six months ended 30.6.2005 HK$'000
Profit for the period has been arrived at after charging (crediting) the following items:		
Staff costs including directors' emoluments	**17,438**	6,272
Write-down of inventories	**3,587**	532
Depreciation and amortisation	**311**	405
Interest income	**(8,467)**	(2,922)
Dividend income from listed investments	**(10,409)**	(7,970)

8. DIVIDENDS

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	HK$'000
Final dividend paid *(Note)*	**11,422**	12,070
Interim dividend, proposed – HK$0.01 (2005: HK$0.01) per share	**2,856**	3,018

Note: Final dividend for 2005 of HK$0.04 per share (Final dividend for 2004: HK$0.04 per share) amounting to HK$11,422,000 (Final dividend for 2004: HK$12,070,000) was paid to shareholders during the current period, and was reflected in the condensed consolidated statement of changes in equity.

9. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the profit for the period attributable to equity holders of the Company of HK$603,396,000 (2005: HK$36,498,000) and on 293,554,554 (2005: 301,755,547) weighted average number of ordinary shares in issue during the period.

10. MOVEMENTS IN INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT

Investment property and construction in progress of approximately HK$80,953,000 and HK$48,046,000 are reclassified as assets classified as held for sale during the period (see note 14).

The directors consider that the fair values of the investment properties and buildings at 30 June 2006 are not materially different from the professional valuation made at 31 December 2005 and, accordingly, no fair value changes have been recognised in the current period.

11. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30 to 90 days to its trade debtors. An aged analysis of trade debtors is as follows:

	30.6.2006	31.12.2005
	HK$'000	HK$'000
Within 90 days	**3,627**	2,409
181 – 360 days	**–**	93
	3,627	2,502
Other debtors, deposits and prepayments	**27,672**	9,999
	31,299	12,501

12. CREDITORS AND ACCRUED CHARGES

An aged analysis of trade creditors is as follows:

	30.6.2006	31.12.2005
	HK$'000	HK$'000
Trade creditors due within 90 days	**1,559**	35
Other creditors and accrued charges	**8,923**	41,141
	10,482	41,176

13. OTHER BORROWINGS

Other borrowings represent securities margin financing received from stock broking, futures and options broking houses. The entire borrowings are secured by the Group's pledged marketable securities, repayable on demand and bear interest at prevailing market rates.

14. DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

On 23 March 2006, the Group entered into a sale and purchase agreement with an independent third party pursuant to which the Group agreed to dispose of and the independent third party agreed to purchase the entire 75% equity interest in 深圳市天利安實業發展有限公司 ("天利安"), a non-wholly owned subsidiary of the Group, together with the related shareholder loan and the amount due from a minority shareholder, to the third party at an aggregate consideration of RMB99,900,000 (equivalent to HK$96,058,000). The assets and liabilities related to 天利安, which are expected to be sold within twelve months, have been classified as a disposal group held for sale and are presented separately in the balance sheet.

14. DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE *(Continued)*

The major classes of assets and liabilities associated with the disposal group classified as held for sale are as follows:

	30.6.2006 HK$'000
Investment property	80,953
Construction in progress	48,046
Debtors, deposits and prepayments	614
Amount due from a minority shareholder	4,805
Bank balance and cash	4
Total assets classified as held for sale	134,422
Creditors and accrued charges	24,617
Deposit received	30,027
Deferred tax liability	5,391
Liabilities associated with assets classified as held for sale	60,035
Estimated net assets value of the disposal group attributable to the Group	82,811

15. SHARE CAPITAL

	Number of shares	Share capital HK$'000
Ordinary shares of HK$0.01 each		
Authorised:		
At 30 June 2006 and 31 December 2005	30,000,000,000	300,000
Issued and fully paid:		
At 1 January 2005 and 30 June 2005	301,755,547	3,018
Repurchase of shares	(4,276,000)	(43)
At 31 December 2005 and 1 January 2006	297,479,547	2,975
Repurchase of shares	(11,856,000)	(119)
At 30 June 2006	**285,623,547**	**2,856**

16. PLEDGE OF ASSETS

At the balance sheet date, the following assets of the Group were pledged to banks and securities houses to secure short term credit facilities granted to the Group:

	30.6.2006	31.12.2005
	HK$'000	HK$'000
Investment properties	22,100	22,100
Investments held for trading	1,183,168	737,033
Available-for-sale investments	45,369	19,272
Bank deposits	10,702	10,526
	1,261,339	788,931

17. CAPITAL COMMITMENTS

As at 30 June 2006, the Group was committed to capital expenditure of HK$14,716,000 (31.12.2005: HK$14,716,000) for the purchase of a leasehold property.

INTERIM DIVIDEND

The Directors declared the payment of an interim dividend of HK$0.01 (2005: HK$0.01) per share amounting to approximately HK$2,856,000 to shareholders whose names appear on the Register of Members of the Company on 26 October 2006. Dividend warrants are expected to be dispatched on or before 10 November 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 24 October 2006 to Thursday, 26 October 2006, both days inclusive, during which no share transfer will be effected.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

For the six months ended 30 June 2006, the Group's turnover increased by 544% to HK$543,808,000 (2005: HK$84,413,000) and net profit attributable to shareholders of the Company increased by 1,553% to HK$603,396,000 (2005: HK$36,498,000) mainly due to a substantial increase in our securities trading and investment activities. Compared to the net profit, the earnings per share of the Company increased by an even larger scale of 1,617% to HK$2.06 (2005: HK$0.12) as a result of the Group's share repurchase programme.

As at 30 June 2006, the Group's net asset value per share was HK$7.40 (2005: HK$4.10).

BUSINESS REVIEW ON OPERATIONS

For the first half of 2006, the Group's mobile handset distribution business under Star Telecom Limited ("STAR") saw a drop in turnover to HK$31,432,000 (2005: HK$43,601,000) and a loss of HK$4,580,000 (2005: Loss of HK$940,000). STAR had to operate in an extremely competitive business environment due to aggressive pricing caused by the intense rivalry for market share among major brands and other Korean brands. Furthermore, the delays in launching of new 3G mobile handset models by our vendors also adversely affected the sales volume and profit margin of STAR. In response to the frequent price adjustments by major brands, STAR had implemented a much stricter control on the quantity for each handset model carried to minimize the inventory risk and facilitate the clearance of any slow moving stock. The Group had also entered into an arrangement with LG to handle the distribution of their mobile handsets to selected dealers.

On the trading and investment in financial instruments, the Group achieved a turnover of HK$506,932,000 (2005: HK$31,857,000) and a profit of HK$633,168,000 (2005: HK$35,697,000) for the period ended 30 June 2006. Although the Hong Kong stock market had been quite volatile, the Group managed to dispose of 70,000,000 shares of Tian An China Investments Company Limited in March 2006, generating cash proceeds of HK$257,600,000 for the Group.

During the period under review, the Group's money lending business contributed a turnover comprising mainly interest income of HK$3,683,000 (2005: HK$7,562,000), and achieved a profit of HK$3,950,000 (2005: HK$7,558,000) which included the write back of a provision for bank charges.

The Group's investment properties located in Hong Kong and the People's Republic of China ("China") recorded a turnover of HK$1,761,000 (2005: HK$1,393,000) and a loss of HK$402,000 (2005: Profit of HK$282,000) during the first half of 2006. As reported in the Company's 2005 Annual Report, in light of the continued austerity measures introduced by the government of China to curb the heated property market, the Group decided to unwind our investment in an investment property located at Buji Town in Shenzhen, China, by entering into a conditional framework agreement with a third party to dispose of our entire interest for a total consideration of RMB99,900,000 (the "Disposal"). A deposit of RMB31,220,000 has been received, with the remaining balance of RMB68,680,000 payable within six months from the completion date bearing interest at the rate of 1% per month. Due to certain technical issues, the completion date of the Disposal has been extended to 23 September 2006.

FINANCIAL RESOURCES, BORROWINGS, CAPITAL STRUCTURE AND EXPOSURES TO FLUCTUATIONS IN EXCHANGE RATES

The Group continued to maintain a strong financial position. As at 30 June 2006, after the reclassification of certain non-current assets associated with the Disposal to current assets, the Group's non-current assets consisted mainly of investment properties of HK$55,619,000 (31 December 2005: HK$136,526,000); property, plant and equipment of HK$4,229,000 (31 December 2005: HK$51,825,000); prepaid lease payments of HK$2,453,000 (31 December 2005: HK$2,483,000) and long term investments of HK$490,967,000 (31 December 2005: HK$258,438,000). These non-current assets were principally financed by shareholders' funds. As at 30 June 2006, the Group had net current assets of HK$1,589,569,000 (31 December 2005: HK$857,849,000) and current ratio of 7.2 times (31 December 2005: 6.8 times) calculated on the basis of the Group's current assets over current liabilities.

All the Group's borrowings are arranged on a short term basis in Hong Kong Dollars, repayable within one year and secured on certain investment properties, marketable securities and bank deposits. As at 30 June 2006, the Group had borrowings of HK$162,404,000 (31 December 2005: HK$100,986,000) and a gearing ratio of 5.0 % (31 December 2005: 6.6%), calculated on the basis of the Group's net borrowings (after cash and bank balances) over shareholders' fund.

During the first half of 2006, the issued share capital of the Company has been reduced from HK$2,974,795 to HK$2,856,235 as a result of the repurchase of 11,856,000 shares (par value HK$0.01 each) for cancellation in the stock market for an aggregate consideration of HK$35,849,440.

During the period under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollar, Australian Dollar, Renminbi ("RMB") and Malaysian Ringgit. Because of its short term nature, the Group had not actively hedged risks arising from the Australian Dollar denominated assets and transactions. As the exchange rates of the RMB and the Malaysian Ringgit were relatively stable during the period, the Group was not materially affected by these foreign exchange exposures.

CHARGE ON GROUP ASSETS

As at 30 June 2006, the Group's investment properties, investments held for trading, available-for sale investments, bank balances and cash with respective carrying values of HK$22,100,000 (31 December 2005: HK$22,100,000), HK$1,183,168,000 (31 December 2005: HK$737,033,000), HK$45,369,000 (31 December 2005: HK$19,272,000) and HK$10,702,000 (31 December 2005: HK$10,526,000) were pledged to financial institutions to secure short term credit facilities granted to the Group.

EMPLOYEES

The Group had 33 employees as at 30 June 2006 (31 December 2005: 32). The Group ensures that its employees are remunerated in line with market conditions and individual performance and our remuneration policies are reviewed on a regular basis.

PROSPECTS

To widen its product portfolio, STAR is currently negotiating with more manufacturers for the distributorship of their mobile handsets, PDA phones and other digital products. Further, it is also exploring the possibility of expanding its mobile handsets trading business to other geographical areas outside Hong Kong and Macau SAR in order to widen the revenue stream. Currently, STAR is the authorized distributor of NEC, BenQ-Siemens, Pantech and LG mobile handsets in the Hong Kong and Macau SAR regions.

The Group is conscious of the current uncertainty of the outlook of the financial markets and economic sentiments caused by the concerns over local and global interest rates hikes, increasing oil price due to regional tensions and the impact of China's economic tightening policies. These concerns may have an unfavorable impact on the financial markets which, in turn, may affect the Group's performance in the second half of 2006. However, the Group will monitor such situation closely in order to avoid or minimize such adverse impact.

The Group will continue to seek business and investment opportunities in China, Hong Kong and the Asia Pacific region cautiously to further improve profitability and enhance shareholders' value.

INTEREST OF DIRECTORS AND CHIEF EXECUTIVES

As at 30 June 2006, the interests and short positions of the directors and the chief executives of the Company and their associates in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, Hong Kong (the "SFO")) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") were as follows:-

Long position in the shares of the Company

	Number of ordinary shares of HK$0.01 each					Percentage of issued ordinary shares
Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total	
Ms. Chong Sok Un ("Ms. Chong")	-	-	106,512,400 *(Note)*	-	106,512,400	37.29%

Note: As at 30 June 2006, Vigor Online Offshore Limited ("Vigor Online"), a 67.7% owned subsidiary of China Spirit Limited ("China Spirit") and Bilistyle Investments Limited ("Bilistyle") held 105,248,000 and 1,264,400 ordinary shares of the Company respectively. Ms. Chong maintains 100% beneficial interests in both China Spirit and Bilistyle. Accordingly, Ms. Chong is deemed to have corporate interests in 106,512,400 ordinary shares of the Company.

Subsequent to the period end date, Vigor Online became a wholly owned subsidiary of China Spirit on 10 July 2006.

Save as disclosed above, as at 30 June 2006, none of the directors, the chief executives of the Company nor their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares, underlying shares or debentures of the Company or any other body corporate.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 30 June 2006, the following parties had interests or short positions in the shares and underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO:–

Long position in the shares of the Company

Name	Capacity	Number of shares held	Percentage held
Ms. Chong	Held by controlled corporation *(Notes 1 & 2)*	106,512,400	37.29%
China Spirit	Held by controlled corporation *(Note 2)*	105,248,000	36.85%
Vigor Online	Beneficial owner	105,248,000	36.85%

Notes:

1. As at 30 June 2006, Bilistyle held 1,264,400 ordinary shares of the Company and Ms. Chong maintains 100% beneficial interest in Bilistyle. Accordingly, Ms. Chong is deemed to be interested in 1,264,400 ordinary shares of the Company under the SFO.

2. As at 30 June 2006, Vigor Online is a 67.7% owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 105,248,000 ordinary shares of the Company under the SFO.

   Subsequent to the period end date, Vigor Online became a wholly owned subsidiary of China Spirit on 10 July 2006.

Save as disclosed above, as at 30 June 2006, there were no other parties who had interests or short positions in the shares or underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the period, the Company repurchased on the Stock Exchange a total of 11,856,000 shares in the range from HK$1.25 to HK$3.325 for a total consideration of HK$35,849,440. The said shares were subsequently cancelled.

Save as disclosed above, there was no purchase, sale or redemption by the Company or any of its subsidiaries of any listed securities of the Company during the period.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

The Directors believes that corporate governance is essential to the success of the Company and has adopted various measures to ensure that a high standard of corporate governance is maintained. Throughout the period ended 30 June 2006, the Company has applied the principles and complied with the requirements of the Code on Corporate Governance Practices listed out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange. The current practices will be reviewed and updated regularly to follow the latest practices in corporate governance.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as the Company's code of conduct regarding Director's securities transactions. Having made specific enquiries of all Directors, they have confirmed their compliance with the required standard as set out in the Model Code throughout the six months ended 30 June 2006.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 13 September 2006

As at the date of this report, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin as executive directors and Messrs. Lo Wai On, Lau Siu Ki and Yu Qi Hao as independent non-executive directors.

COL Capital Limited

中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)

(股份代號: 0383)

二零零六年中期報告

* 僅供識別

COL Capital Limited
中國網絡資本有限公司

STAR 星光電訊 TELECOM

NEC


NEC

N908


NEC

N908


NEC

e1108


NEC

e121

本集團未經審核之業績

中國網絡資本有限公司(「本公司」)之董事會(「董事」)謹此公佈,本公司及其附屬公司(「本集團」)截至二零零六年六月三十日止六個月之未經審核綜合業績,連同二零零五年度同期之比較數字如下。綜合中期財務報表並未經審核,但已經本公司之核數師德勤•關黃陳方會計師行按照審計準則第700號「審查中期財務報告之約定」作出審查,及經本公司之審核委員會審查。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零六年 千港元 (未經審核)	 二零零五年 千港元 (未經審核)
營業額	3	**543,808**	84,413
銷售成本		**(389,508)**	(59,586)
毛利		**154,300**	24,827
投資之溢利淨額	4	**481,633**	21,805
其他收入		**9,041**	2,968
出售一間聯營公司之溢利		**1,740**	–
分銷成本		**(2,424)**	(3,795)
行政支出		**(23,646)**	(8,507)
其他支出		**(4,423)**	(682)
融資成本	5	**(3,225)**	(2)
除税前溢利		**612,996**	36,614
税項支出	6	**(9,600)**	(116)
期內溢利	7	**603,396**	36,498
以下應佔:			
本公司權益持有人		**603,396**	36,498
少數股東權益		**–**	–
		603,396	36,498
股息	8		
一已付末期股息		**11,422**	12,070
一建議中期股息		**2,856**	3,018
每股基本盈利	9	**2.06港元**	0.12港元

簡明綜合資產負債表

	附註	二零零六年 六月三十日 千港元 (未經審核)	二零零五年 十二月三十一日 千港元 (已審核)
非流動資產			
投資物業	10	**55,619**	136,526
物業、廠房及設備	10	**4,229**	51,825
預付租賃款項		**2,453**	2,483
於一間聯營公司之權益		**–**	–
可供出售投資		**441,391**	171,633
貸款票據		**49,576**	86,805
		553,268	449,272
流動資產			
持作出售之存貨-製成品		**8,903**	1,495
持作買賣之投資		**1,504,099**	886,464
應收一位少數股東款項		**–**	4,805
應收賬項、按金及預付款項	11	**31,299**	12,501
應收貸款		**101,219**	74,429
有抵押銀行存款	16	**10,702**	10,526
銀行結餘及現金		**56,899**	16,819
		1,713,121	1,007,039
分類為待售之資產	14	**134,422**	–
		1,847,543	1,007,039

簡明綜合資產負債表（續）

	附註	二零零六年六月三十日 千港元 （未經審核）	二零零五年十二月三十一日 千港元 （已審核）
流動負債			
應付賬項及應計費用	12	**10,482**	41,176
客戶訂金及預收款項		**11,138**	2,713
其他借貸	13	**162,404**	100,986
應付税項		**13,915**	4,315
		197,939	149,190
分類為待售資產之相關負債	14	**60,035**	–
		257,974	149,190
流動資產淨值		**1,589,569**	857,849
總資產減流動負債		**2,142,837**	1,307,121
資本及儲備			
股本	15	**2,856**	2,975
儲備		**2,123,183**	1,281,957
本公司權益持有人應佔之權益		**2,126,039**	1,284,932
少數股東權益		**16,798**	16,798
權益總額		**2,142,837**	1,301,730
非流動負債			
遞延税項負債		**–**	5,391
		2,142,837	1,307,121

簡明綜合股本權益變動表

截至二零零六年六月三十日止六個月

	本公司權益持有人應佔權益									
	股本 千港元	股份溢價 千港元	樓宇重估儲備 千港元	投資重估儲備 千港元	資本贖回儲備 千港元	匯兌儲備 千港元	保留溢利 千港元	小計 千港元	少數股東權益 千港元	總額 千港元
於二零零五年一月一日	3,018	676,818	1,064	34,168	1,922	(2)	487,253	1,204,261	-	1,204,261
可供出售投資公允價值之變動直接於權益確認	-	-	-	(4,918)	-	-	-	(4,918)	-	(4,918)
期內溢利	-	-	-	-	-	-	36,498	36,498	-	36,498
期內確認收入及支出總額	-	-	-	(4,918)	-	-	36,498	31,580	-	31,580
收購一間附屬公司時所產生	-	-	-	-	-	-	-	-	11,996	11,996
已付股息	-	-	-	-	-	-	(12,070)	(12,070)	-	(12,070)
於二零零五年六月三十日	3,018	676,818	1,064	29,270	1,922	(2)	511,681	1,223,771	11,996	1,235,767
於二零零六年一月一日	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
可供出售投資公允價值之變動	-	-	-	310,958	-	-	-	310,958	-	310,958
因換算海外經營所產生之匯兌差異	-	-	-	-	-	475	-	475	-	475
直接於權益確認之淨收入	-	-	-	310,958	-	475	-	311,433	-	311,433
出售可供出售投資公允價值之變動	-	-	-	(26,450)	-	-	-	(26,450)	-	(26,450)
期內溢利	-	-	-	-	-	-	603,396	603,396	-	603,396
期內確認收入及支出總額	-	-	-	284,508	-	475	603,396	888,379	-	888,379
股份購回	(119)	(35,731)	-	-	119	-	(119)	(35,850)	-	(35,850)
已付股息	-	-	-	-	-	-	(11,422)	(11,422)	-	(11,422)
於二零零六年六月三十日	2,856	635,562	1,064	315,012	2,084	945	1,168,516	2,126,039	16,798	2,142,837

簡明綜合現金流量表
截至二零零六年六月三十日止六個月

	二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)
經營業務之現金流出淨額	**(103,698)**	(16,629)
投資業務		
出售可供出售投資所得款項淨額	**41,200**	–
贖回貸款票據所得款項淨額	**39,504**	59,000
出售一間附屬公司之已收訂金	**30,027**	–
已收股息	**10,409**	7,970
收購一間附屬公司	**–**	(30,971)
其他投資業務	**8,017**	5,408
投資業務之現金流入淨額	**129,157**	41,407
融資業務		
新增其他貸款	**719,295**	–
償還其他貸款	**(657,877)**	–
已付股息	**(11,422)**	(12,070)
股份購回	**(35,850)**	–
融資業務之現金流入(流出)淨額	**14,146**	(12,070)
現金及現金等值增加淨額	**39,605**	12,708
外幣滙率轉變之影響	**475**	–
期初之現金及現金等值	**16,819**	32,265
期終之現金及現金等值 代表銀行結餘及現金	**56,899**	44,973

簡明綜合財務報表附註
截至二零零六年六月三十日止六個月

1. 編製基準

簡明綜合財務報表乃按照香港會計師公會(「香港會計師公會」)所頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16適用之披露要求而編製。

2. 主要會計政策

除若干物業及金融工具按適用情況以公允價值計量外,本簡明綜合財務報表乃按歷史成本為編製基礎。

本簡明綜合財務報表所採用之會計政策與本集團編製截至二零零五年十二月三十一日止年度財務報表所採用的一致。

於本期間,本集團首次應用多項由香港會計師公會所頒佈之新準則、修訂及註釋,該等準則各自地適用於二零零五年十二月一日或二零零六年一月一日或其後開始之會計期間。採納新香港財務報表準則並未導致本集團會計政策出現變動,亦未對本會計期間或過往會計期間之業績編製及呈列方式構成影響,故此,並無需要過往期間之調整。

2. 主要會計政策(續)

新近頒佈之新會計準則之潛在影響

本集團並未提早應用以下已頒佈但尚未生效之新準則、修訂及註釋。本公司董事預期應用該準則、修訂或註釋將對本集團之簡明綜合財務報表並無產生重大影響。

香港會計準則第1號(修訂本)	資本披露[1]
香港財務報表準則第7號	衍生財務工具:披露[1]
香港(國際財務報表詮釋委員會)－詮釋第7號	採用香港會計準則第29號惡性通貨影脹經濟中的財務報表中的重述法[2]
香港(國際財務報表詮釋委員會)－詮釋第8號	香港財務報表準則第2號之範圍[3]
香港(國際財務報表詮釋委員會)－詮釋第9號	內含衍生工具之重新評估[4]

[1] 二零零七年一月一日或之後開始的會計期間生效。
[2] 二零零六年三月一日或之後開始的會計期間生效。
[3] 二零零六年五月一日或之後開始的會計期間生效。
[4] 二零零六年六月一日或之後開始的會計期間生效。

3. 分項資料

於管理上，本集團現時分為四大營運業務，分別是流動電話分銷、證券買賣及投資、財務服務和物業投資。

上述四大業務乃本集團滙報主要分項資料所按之基準。

以下為本集團於期內按主要業務及市場地區劃分之營業額及期內溢利之分析：

按業務分項：

截至二零零六年六月三十日止六個月：

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
營業額	31,432	506,932	3,683	1,761	543,808
分項業績	(4,580)	633,168	3,950	(402)	632,136
出售一間聯營公司之溢利					1,740
未分攤之其他收入					1,503
未分攤之公司支出					(19,158)
融資成本					(3,225)
除税前溢利					612,996
税項支出					(9,600)
期內溢利					603,396

3. 分項資料（續）

按業務分項：（續）

截至二零零五年六月三十日止六個月：

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
營業額	43,601	31,857	7,562	1,393	84,413
分項業績	(940)	35,697	7,558	282	42,597
未分攤之其他收入					351
未分攤之公司支出					(6,332)
融資成本					(2)
除稅前溢利					36,614
稅項支出					(116)
期內溢利					36,498

3. 分項資料（續）

地區分項：

本集團之經營業務分佈於香港及中國內地（「中國」）。

於回顧期內，本集團之流動電話分銷、證券買賣及投資以及財務服務業務在香港進行。投資物業的租金收入來自香港及中國。

以下列表提供本集團按市場地區營業額之分析：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
香港	**542,903**	83,728
中國	**905**	685
	543,808	84,413

4. 投資之溢利淨額

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
衍生工具之已變現收益淨額	**4,609**	–
持作買賣之投資之公允價值變更	**454,535**	22,805
出售可供出售投資之已變現收益淨額	**26,450**	–
提早購回貸款票據之折扣	**(3,961)**	(1,000)
	481,633	21,805

5. 融資成本

融資成本代表於五年內全數償還銀行及其他借貸之利息。

6. 稅項支出

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
本期稅項包括:		
香港利得稅	**9,600**	55
中國所得稅	**-**	61
	9,600	116

香港利得稅乃根據本期間及上期間之估計應課稅溢利按17.5%之稅率計算。

中國所得稅已根據中國適用之稅率就估計應課稅溢利作撥備。

7. 期內溢利

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
期內溢利已扣除(撥回)以下項目:		
員工成本,包括董事酬金	**17,438**	6,272
存貨減值	**3,587**	532
折舊及攤銷	**311**	405
利息收入	**(8,467)**	(2,922)
上市投資之股息收入	**(10,409)**	(7,970)

8. 股息

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
已付末期股息*（附註）*	**11,422**	12,070
建議中期股息－每股0.01港元（二零零五年：0.01港元）	**2,856**	3,018

*附註：*於本期間，每股0.04港元之二零零五年末期股息（二零零四年末期股息：每股0.04港元）合共11,422,000港元（二零零四年末期股息：12,070,000港元）已支付股東並已反映於簡明綜合股本權益變動表。

9. 每股盈利

每股基本盈利之計算乃按本公司權益持有人於期內應佔溢利603,396,000港元（二零零五年：36,498,000港元）及期內已發行普通股份加權平均數293,554,554股（二零零五年：301,755,547股）而計算。

10. 投資物業、物業、廠房及設備之變動

於期間內，約為80,953,000港元及48,046,000港元之投資物業及在建工程，重列分類為待售之資產（見附註14）。

董事考慮到投資物業及樓宇於二零零六年六月三十日之公允價值與二零零五年十二月三十一日之專業估值並無重大差別，因此，於本期間並無公允價值變動之確認。

11. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。以下為應收賬項之賬齡分析：

	二零零六年 六月三十日 千港元	二零零五年 十二月三十一日 千港元
90日內	**3,627**	2,409
181－360日	**–**	93
	3,627	2,502
其他應收賬項、按金及預付款項	**27,672**	9,999
	31,299	12,501

12. 應付賬項及應計費用

以下為應付貿易賬項之賬齡分析：

	二零零六年 六月三十日 千港元	二零零五年 十二月三十一日 千港元
90日內之應付貿易賬項	**1,559**	35
其他應付賬項及應計費用	**8,923**	41,141
	10,482	41,176

13. 其他借貸

其他借款乃指向股票經紀行、期貨及期權經紀行取得之證券孖展借貸。整筆借貸由本集團之已抵押有價證券作抵押，須於要求時償還及須按適用市場利率計息。

14. 出售群分類為待售

於二零零六年三月二十三日，本集團與一名獨立第三方訂立一項買賣協議，據此，本集團同意向第三方出售及獨立第三方同意購買本集團一間非全資附屬公司深圳市天利安實業發展有限公司(「天利安」)之全部75%股本權益，連同相關股東貸款及應收一名少數股東款項，總代價為99,900,000人民幣(相當於96,058,000港元)。天利安之相關資產及負債(預期於十二個月內出售)已分類為待售出售群，並已於資產負債表分開呈列。

14. 出售群分類為待售（續）

分類為待售出售群之主要相關資產及負債類別如下：

	二零零六年 六月三十日 千港元
投資物業	80,953
在建工程	48,046
應收賬款、按金及預付款項	614
應收一位少數股東款項	4,805
銀行結餘及現金	4
分類為待售之總資產	134,422
應付賬項及應計費用	24,617
已收訂金	30,027
遞延税項負債	5,391
分類為待售資產之相關負債	60,035
本集團應佔出售群之淨資產值約為	82,811

15. 股本

	股份數目	股本
		千港元
每股面值0.01港元之普通股		
法定：		
於二零零六年六月三十日及 二零零五年十二月三十一日	30,000,000,000	300,000
已發行及繳足股款：		
於二零零五年一月一日及 二零零五年六月三十日	301,755,547	3,018
股份回購	(4,276,000)	(43)
於二零零五年十二月三十一日及 二零零六年一月一日	297,479,547	2,975
股份回購	(11,856,000)	(119)
於二零零六年六月三十日	**285,623,547**	**2,856**

16. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行及證券行作為授予本集團取得短期信貸融資之抵押：

	二零零六年六月三十日 千港元	二零零五年十二月三十一日 千港元
投資物業	**22,100**	22,100
持作買賣之投資	**1,183,168**	737,033
可供出售投資	**45,369**	19,272
銀行存款	**10,702**	10,526
	1,261,339	788,931

17. 資本承擔

於二零零六年六月三十日，本集團於購買一個租賃物業承擔之資本費用為14,716,000港元（二零零五年十二月三十一日：14,716,000港元）。

中期股息

董事向於二零零六年十月二十六日名列本公司股東名冊之股東宣派每股0.01港元（二零零五年：0.01港元）合共約為2,856,000港元之中期股息。股息單預計於二零零六年十一月十日或之前寄發。

暫停辦理股份過戶登記手續

本公司將由二零零六年十月二十四日（星期二）至二零零六年十月二十六日（星期四）（首尾兩日包括在內）止期間暫停辦理股份過戶登記手續。

管理層討論及分析

財務業績

截至二零零六年六月三十日止六個月，本集團之營業額上升544%至543,808,000港元（二零零五年：84,413,000港元），本公司股東應佔溢利淨額上升1,553%至603,396,000港元（二零零五年：36,498,000港元），主要由於證券交易及投資活動大幅增加。由於本集團進行股份回購行動，與溢利淨額比較，每股盈利大幅度上升1,617%至2.06港元。（二零零五年：0.12港元）。

於二零零六年六月三十日，本集團之淨資產值為每股7.40港元（二零零五年：4.10港元）。

業務回顧

二零零六年上半年，本集團旗下星光電訊有限公司（「星光」）經營之流動電話分銷業務之營業額下降至31,432,000港元（二零零五年：43,601,000港元），並錄得虧損4,580,000港元（二零零五年：虧損940,000港元）。鑑於主要品牌及其他韓國品牌在爭取市場佔有率方面的競爭激烈，並紛紛實施進取的定價策略，星光需在充滿競爭的營商環境下經營。此外，供應商延遲推出新款的3G流動手機型號，亦對星光的銷售額及毛利率構成不利影響。面對主要品牌頻頻調整價格，星光已更嚴謹控制各手機型號的數量，銳意減低存貨風險，並加快滯銷存貨的清貨。本集團亦已與LG訂立關於將LG流動電話分銷予選定經銷商的安排。

截至二零零六年六月三十日止期間，本集團之金融工具買賣及投資業務錄得營業額506,932,000港元（二零零五年：31,857,000港元）及溢利633,168,000港元（二零零五年：35,697,000港元）。本港股市表現雖然頗為波動，但本集團於二零零六年三月仍能以現金款項257,600,000港元出售天安中國投資有限公司之70,000,000股股份。

於回顧期內，本集團放債業務帶來營業額（以利息收入為主）3,683,000港元（二零零五年：7,562,000港元），並錄得溢利3,950,000港元（二零零五年：7,558,000港元），當中包括撥回銀行費用撥備。

二零零六年上半年，本集團位於香港及中華人民共和國（「中國」）之投資物業錄得營業額1,761,000港元（二零零五年：1,393,000港元）及虧損402,000港元（二零零五年：溢利282,000港元）。誠如本公司於二零零五年年報所述，鑑於中國政府繼續採取宏觀調控措施遏抑過熱樓市，本集團遂決定套現其於中國深圳市布吉鎮之投資物業的投資，並已與一名第三方訂立有條件框架協議，以代價99,900,000人民幣出售本集團之全部權益（「出售事項」）。本集團已收取按金31,220,000人民幣，餘額68,680,000人民幣將於完成日期起計六個月內支付，有關款項按每月1厘的息率計息。因為若干技術性問題，出售事項之完成日期推遲至二零零六年九月二十三日。

財務資源、借貸、股本結構及滙率波動之風險

本集團持續保持穩健之財務狀況。於二零零六年六月三十日，於重列若干與出售事項有關之非流動資產為流動資產後，本集團之非流動資產主要包括55,619,000港元（二零零五年十二月三十一日：136,526,000港元）之投資物業；4,229,000港元（二零零五年十二月三十一日：51,825,000港元）之物業、廠房及設備；2,453,000港元（二零零五年十二月三十一日：2,483,000港元）之預付租賃款項及490,967,000港元（二零零五年十二月三十一日：258,438,000港元）之長期投資。此等非流動資產主要由股東資金支付。於二零零六年六月三十日，本集團之流動資產淨值為1,589,569,000港元（二零零五年十二月三十一日：857,849,000港元）及7.2倍（二零零五年十二月三十一日：6.8倍）之流動比率，此乃按本集團之流動資產相對流動負債之比例計算。

本集團之所有借貸均為港元短期借貸，須於一年內償還，並以若干投資物業、有價證券及銀行存款作為抵押。於二零零六年六月三十日，本集團之借貸為162,404,000港元（二零零五年十二月三十一日：100,986,000港元）及資產負債率為5.0%（二零零五年十二月三十一日：6.6%），此乃按本集團之借貸淨額（扣除現金及銀行結餘）相對股東資金之比例計算。

於二零零六年上半年，本集團以總代價35,849,440港元回購本公司11,856,000股股份（每股面值0.01港元）並於股票市場註銷，引致本公司之已發行股本由2,974,795港元下降至2,856,235港元。

於回顧期內，本集團之資產、負債及交易均主要以港元、澳元、人民幣及馬來西亞林吉特為單位。由於屬短期性質，本集團以澳元為單位之資產及交易並無對沖風險。基於人民幣及馬來西亞林吉特於期內之匯率相對穩定，本集團並無重大外匯風險。

集團資產抵押

於二零零六年六月三十日，本集團分別以名下賬面值22,100,000港元（二零零五年十二月三十一日：22,100,000港元）、1,183,168,000港元（二零零五年十二月三十一日：737,033,000港元）、45,369,000港元（二零零五年十二月三十一日：19,272,000港元）及10,702,000港元（二零零五年十二月三十一日：10,526,000港元）之投資物業、持作買賣之投資、可供出售投資及銀行結餘及現金作為取得財務機構給予本集團短期信貸融資之抵押。

僱員

於二零零六年六月三十日，本集團僱用33名僱員（二零零五年十二月三十一日：32名）。本集團確保其僱員之薪酬釐定與市場環境及個人表現相符合，並根據薪酬政策定期作出檢閱。

前景

為了擴大產品組合，星光現正與更多廠商就分銷其流動電話、個人數碼助理電話及其他數碼產品展開磋商。星光亦探索機遇，將流動電話銷售業務全力拓展至香港及澳門特別行政區以外的其他地區，致力開拓收入來源。星光目前是NEC、BenQ-Siemens、Pantech及LG流動電話港澳地區之特許分銷商。

本集團洞悉到在本港和全球加息憂慮、油價隨著地區局勢緊張而上升及中國實施經濟收緊措施的種種負面因素下，金融市場和經濟前景目前並不明朗。凡此種種因素均可能對金融市場帶來不良影響，亦可能因而影響本集團二零零六年下半年之表現。然而，本集團將緊貼市場形勢，以避免或減低此等負面影響。

本集團將繼續物色中國、香港及亞太區的商機及投資契機，竭力進一步提高盈利能力並提升股東價值。

董事及主要行政人員之權益

於二零零六年六月三十日，根據香港證券及期貨條例（「證券及期貨條例」）第352條規定本公司存置的登記冊所記錄或根據上市發行人董事進行證券交易的標準守則（「標準守則」）而向本公司或香港聯合交易所有限公司（「聯交所」）作出的知會，本公司的董事、主要行政人員及彼等之聯繫人士於本公司或其任何相聯法團（具有證券及期貨條例第XV部的涵義）的股份、相關股份或債券之權益及淡倉如下：

於本公司股份之好倉

	每股面值0.01港元之普通股數目					佔已發行普通股
董事姓名	個人權益	家族權益	公司權益	其他權益	合計	之百分比
莊淑湲女士（「莊女士」）	–	–	106,512,400 *(附註)*	–	106,512,400	37.29%

附註： 於二零零六年六月三十日，Vigor Online Offshore Limited（「Vigor Online」）乃China Spirit Limited（「China Spirit」）擁有67.7%之附屬公司與Bilistyle Investments Limited（「Bilistyle」）分別持有本公司105,248,000股及1,264,400股普通股股份。莊女士於China Spirit及Bilistyle均擁有100%實益權益，故被視為擁有本公司106,512,400股普通股股份之公司權益。

於本期間完結後，Vigor Online已於二零零六年七月十日成為China Spirit之全資附屬公司。

除上文所披露者外，於二零零六年六月三十日，根據證券及期貨條例第352條規定本公司存置的登記冊所記錄或根據標準守則而向本公司及聯交所作出的知會，本公司的董事、主要行政人員或彼等之聯繫人士概無擁有本公司或其任何相聯法團（具有證券及期貨條例第XV部的涵義）的任何股份、相關股份或債券之任何權益或淡倉。

董事購入股份或債券之權利

於期內任何時間，本公司或其任何附屬公司概無訂立任何安排，使董事可藉購入本公司或任何其他法人團體之股份、相關股份或債券而獲益。

主要股東之權益

於二零零六年六月三十日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，以下人士擁有本公司股份及相關股份之權益或淡倉：

於本公司股份之好倉

名稱	身份	所持普通股股份數目	持股百分比
莊女士	所控制的公司持有*（附註一及二）*	106,512,400	37.29%
China Spirit	所控制的公司持有*（附註二）*	105,248,000	36.85%
Vigor Online	實益擁有人	105,248,000	36.85%

附註：

一、 於二零零六年六月三十一日，Bilistyle持有本公司1,264,400股普通股股份，而莊女士於Bilistyle擁有100%實益權益。因此，根據證券及期貨條例，莊女士被視為擁有本公司1,264,400股普通股股份之權益。

二、 於二零零六年六月三十一日，Vigor Online乃China Spirit擁有67.7%之附屬公司，而莊女士於China Spirit擁有100%實益權益。因此，根據證券及期貨條例，China Spirit及莊女士均被視為擁有本公司105,248,000股普通股股份之權益。

於本期間完結後，Vigor Online已於二零零六年七月十日成為China Spirit之全資附屬公司。

除上文所披露者外，於二零零六年六月三十日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，概無其他人士擁有本公司股份或相關股份之權益或淡倉。

購買、出售或贖回上市證券

於期間內，本公司於聯交所以介乎1.25港元至3.325港元之價格購回本公司股本中11,856,000股普通股股份，總代價35,849,440港元。上述股份於其後已被註銷。

除上文所披露者外，本公司或其任何附屬公司於期間內概無購買、出售或贖回任何本公司之上市證券。

遵守企業管治之守則

董事深信企業管治為本公司成功的關鍵，並已採取各項措施，以確保維持高標準的企業管治。於二零零六年六月三十日止之期間內，本公司已採用並遵守聯交所證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則的要求。本公司將定期審閱及更新現行的常規，以追隨企業管治的最新發展。

遵守董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載之標準守則，作為本公司董事進行證券交易之守則。經本公司向全體董事作出特定查詢後，所有董事已確認於截至二零零六年六月三十日止六個月期間均完全遵守標準守則所載之規定標準。

承董事會命
主席
莊淑涴

香港，二零零六年九月十三日

於本報告日期，董事會由執行董事莊淑涴女士（主席）、王炳忠拿督和江木賢先生及獨立非執行董事勞偉安先生、劉紹基先生及俞啟鎬先生組成。

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